Exhibit 99.1

Brookfield Asset Management Inc.	Brookfield

ANNUAL INFORMATION FORM

April 1, 2013

Brookfield Asset Management Inc.	Brookfield

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

The Corporation	1

Cautionary Statement Regarding Forward-Looking Statements	2

Subsidiaries	3

Development of the Business	3

Business of the Corporation	13

Code of Business Conduct and Ethics	16

Corporate Social Responsibility, Business Environment and Risks	17

Health, Safety and Environmental Policies	17

Directors and Officers	19

Market for Securities	21

Ratings and Liquidity	22

Dividends and Dividend Policy	23

Description of Capital Structure	25

Transfer Agent and Registrar	26

Material Contracts	26

Interests of Experts	27

Audit Committee Information	27

Additional Information	28

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

BROOKFIELD ASSET MANAGEMENT INC.

ANNUAL INFORMATION FORM

THE CORPORATION

Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset manager with over $175 billion in assets under management. We have over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity and residential development. We have a range of public and private investment products and services, which leverage our expertise and experience and provide us with a competitive advantage in the markets where we operate. Our Class A Limited Voting Shares are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM”, the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and on NYSE Euronext under the symbol “BAMA”.

The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.

References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield”, “we”, “us” and “our” refer to the Corporation and its consolidated subsidiaries, individually or collectively, as applicable. The Corporation’s registered office and head office are located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted. All references to C$ are to Canadian dollars. All reference to R$ are to Brazilian reais. All references to A$ are to Australian dollars. All information is presented as at December 31, 2012, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rate; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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SUBSIDIARIES

The following is a list of the Corporation’s main subsidiaries, indicating the jurisdiction of formation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation as at December 31, 2012:

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed
Property
Brookfield Office Properties Inc.	Canada	50.7
Renewable Power
Brookfield Renewable Energy Partners L.P.	Bermuda	100.0 (a)
Infrastructure
Brookfield Infrastructure Partners L.P.	Bermuda	100.0 (b)
(a)

Represents the Corporation’s ownership of 100% of the general partnership interest. The Corporation also owns limited partnership units and units exchangeable into limited partnership units representing an aggregate 68% ownership interest in Brookfield Renewable Energy Partners L.P. (on a fully-exchanged basis).

(b)

Represents the Corporation’s ownership of 100% of the general partnership interest. The Corporation also owns limited partnership units and units exchangeable into limited partnership units representing an aggregate 28% ownership interest in Brookfield Infrastructure Partners L.P. (on a fully-exchanged basis).

DEVELOPMENT OF THE BUSINESS

The following is a summary of recent developments since January 2010 in each of our principal areas of business and at the corporate level.

Property

2013 Activity - to date

On January 15, 2013, Brookfield Office Properties Inc. (“Brookfield Office Properties”) announced the construction of the platform of its $4.5 billion, five-million-square-foot Manhattan West Development.

On January 31, 2013, Brookfield Office Properties redeemed C$200 million Class AAA Preference Shares, Series F.

On February 11, 2013, we announced the acquisition of a portfolio of 19 apartment communities with 4,892 units located in North Carolina, South Carolina and Virginia for a total of $414 million from Babcock & Brown Residential.

On March 15, 2013, the Corporation announced that it will distribute to every holder of Class A and Class B Limited Voting Shares in the Corporation one limited partnership unit in a newly created global commercial property company named Brookfield Property Partners L.P. (“BPY”) for approximately every 17.42 shares held in the Corporation. This special dividend is currently estimated to be valued at $1.45 per share of the Corporation, or approximately $900 million in the aggregate. This distribution is scheduled to occur on April 15, 2013 and immediately thereafter, BPY will effectively be owned approximately 7.5% by the shareholders of the Corporation and 92.5% by the Corporation, on a fully-exchanged basis.

2012 Activity

We leased approximately 6.8 million square feet of commercial office property during 2012, resulting in overall occupancy of 92% and a 7.4 year average term. Our average in place rent in the portfolio was $30.93 per square foot. We continue to manage our portfolios and tenant relationships on a proactive basis, which can lead to opportunities to re-lease space for increased yields while minimizing vacancies.

On January 12, 2012, General Growth Properties, Inc. (“GGP”) completed the spin-off of Rouse Properties Inc. (“Rouse”) through a special dividend of the common stock of Rouse to holders of GGP common stock. Following completion of the spin-off, we owned 37.5% of the common stock of Rouse. In the first quarter of 2012, following completion of the spin-off, Rouse distributed rights to its common stockholders entitling them to acquire 13,333,333 shares of common stock of Rouse at $15 per share. We agreed to purchase the shares of Rouse that we were entitled to purchase with our pro rata share of rights and to acquire any shares of Rouse that were not otherwise subscribed for in the rights offering. As a result, we currently hold 26,580,603 shares of Rouse representing 54% of the common stock of Rouse.

On January 17, 2012, Brookfield Office Properties issued C$200 principal amount of 4.30% senior notes due January 17, 2017.

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On March 1, 2012, Brookfield Office Properties redeemed C$153.5 million Class AAA Preference Shares, Series I.

On March 12, 2012, the Brookfield Real Estate Opportunity Fund I, a private fund established by the Corporation, announced the sale of Convergence Office Center in Dallas, Texas for $123 million.

On March 14, 2012, we announced a joint venture with Hillwood (the “Hillwood JV”), a Dallas/Fort Worth-based real estate investor and developer, to acquire, develop and manage industrial property, principally large warehouses, across the United States. With an equity commitment of $400 million, the partnership is expected to deploy up to $1 billion through the first quarter of 2015.

On April 12, 2012, the Corporation filed a Registration Statement on Form 20-F to register limited partnership units of BPY with the U.S. Securities and Exchange Commission and applied to list these units on the NYSE, and filed a preliminary prospectus to register these units with the Ontario Securities Commission and apply to list these units on the TSX.

On April 16, 2012, Brookfield Office Properties issued C$150 million principal amount of 4.00% senior unsecured notes due April 16, 2018.

On June 5, 2012, Brookfield Office Properties announced that it acquired two office towers, Metropolitan Park East & West, in the Seattle central business district for $210 million.

On June 12, 2012, Brookfield Office Properties announced that it would commence development of the Bay Adelaide Centre East Tower in Toronto, Ontario.

On June 19, 2012, Brookfield Office Properties announced that it had agreed to acquire a portfolio of premier office buildings and a development site in the London financial district from Hammerson plc (“Hammerson”) for $829 million (£518 million). Brookfield Office Properties subsequently acquired an additional development site from Hammerson in partnership with Oxford Properties Group.

On September 13, 2012, Brookfield Office Properties issued C$250 million 4.60% rate-reset Preference Shares, Series T.

On September 19, 2012, Brookfield Office Properties announced the approval for a normal course issuer bid to purchase up to 12.6 million common shares, representing at the time approximately 2.5% of its issued and outstanding shares, through open market purchases on the NYSE and TSX. The bid commenced on September 22, 2012 and will expire on September 21, 2013.

On September 25, 2012, the Corporation and Fairfield Residential Company LLC (“Fairfield”) announced the final close of Brookfield Fairfield U.S. Multifamily Value Add Fund (“Multifamily Fund”) with total commitments of $323 million. The Corporation committed $50 million to the Multifamily Fund. Fairfield manages the Multifamily Fund, which is pursuing investment opportunities to acquire undervalued or underperforming multifamily apartment properties in infill or supply-constrained locations suitable for renovation, reposition and operational turnaround.

On October 10, 2012, Brookfield Office Properties and certain of the Corporation’s funds acquired all of the outstanding shares of Thakral Holdings Group (“Thakral”) for A$0.81 per share or A$474 million, securing a prime development site in Sydney, Australia and a portfolio of Australian hotel properties.

On October 15, 2012, Brookfield Office Properties acquired a 37.5% interest in the 100 Bishopsgate property in the City of London from Great Portland Estates for £47.2 million, giving Brookfield Office Properties control of the office project, which was previously a 50:50 partnership between the two companies.

On November 20, 2012, Brookfield Office Properties announced the sale of two assets: the 33 South 6th Street / City Center property in Minneapolis and the KBR Tower office building in Houston, for net proceeds to Brookfield Office Properties of $182 million.

On December 17, 2012, Brookfield Office Properties announced it had repaid C$480 million of promissory notes of Brookfield Residential Properties Inc., a North American homebuilder and land developer (“Brookfield Residential”). The promissory notes were held by Brookfield Office Properties as a portion of the compensation for the divestiture of the company’s residential division associated with the formation of Brookfield Residential in March 2011. Two tranches of notes, the C$265 million senior note and the C$215 junior note, were due on December 31, 2015 and December 31, 2020, respectively. All principal and interest has been repaid in full.

On December 21, 2012, the Hillwood JV acquired 81% of Verde Realty (“Verde”) from Verde shareholders at a price of $12.85 per share for a total transaction value of $886 million.

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On December 31, 2012, the Corporation acquired 18,432,855 warrants to acquire shares of common stock of GGP from affiliates of Pershing Square Capital Management LP in exchange for $272 million. Such warrants have an exercise price of approximately $9.36 per share of common stock of GGP.

2011 Activity

We leased approximately 11 million square feet of commercial office property during 2011, resulting in overall occupancy of 93% and a 7.3 year average term. Our average in place rent in the portfolio was $28.57 per square foot.

On January 18, 2011, we acquired 113.3 million common shares of GGP from The Fairholme Fund (“Fairholme”) for aggregate consideration of approximately $1.7 billion, giving us and our consortium partners an approximate 38% equity interest in GGP which we continue to hold today (43% on a fully-diluted basis). Pursuant to an agreement with Fairholme, we issued 27.5 million Class A Limited Voting Shares, representing a 4.5% equity interest in the Corporation, to Fairholme valued at $907 million and paid Fairholme $804 million in cash. Fairholme subsequently sold its ownership stake in the Corporation through market sales.

We announced a joint venture with Peninsula Land Ltd. to launch a $100 million real estate fund early in 2012 which we have completed. We have an equal stake with Peninsula Land Ltd. in the venture, and jointly evaluated and managed investments targeting the development of residential and commercial assets, primarily in Tier I cities in India.

We recapitalized an office property fund for $175 million by acquiring bank debt and converting it to equity. The fund owns a five million square foot portfolio of office properties on the west coast of the U.S., predominantly in California.

We sold three office properties in 2011: 1400 Smith Street in Houston, Newport Tower in New Jersey and 53 State Street in Boston. These sales raised net equity proceeds of $555 million. These proceeds were reinvested in seven separate investments: a 75% interest in 450 West 33rd Street in New York, a 50% interest in Bankwest Tower in Perth, a 50% interest in Southern Cross West in Melbourne, a 100% interest in Three Bethesda Metro Center in Bethesda, a 49%-interest in Brookfield Place, 250 Vesey Street (formerly Four World Financial Center) in New York (consolidating our ownership in this property to 100%), a 51% interest in 1801 California St. in Denver, and the acquisition of a further 21% interest in our U.S. Office Fund.

In Dubai, United Arab Emirates, where we have long-standing construction relationships, we partnered with the Investment Corporation of Dubai, a leading government agency, to establish a $1 billion platform to make opportunistic real estate investments in the Middle East. We committed $100 million to this initiative, as did our partner.

We acquired a $1 billion portfolio of defaulted property loans in New Zealand from a European bank. We also acquired a defaulted loan backed by 40% of Thakral, an Australian public company.

We refinanced or secured $4.5 billion of new financing on our office properties portfolio during 2011, including the recapitalization of our U.S. Office Fund and the financing of Bay Adelaide Centre West in Toronto which was completed at a 4.4% interest rate. This $4.5 billion breaks down as $1.5 billion in the U.S. Office Fund; $900 million in North America; $900 million in Australia; and acquisition-related financings of $1.2 billion. The average rate on these financings was 5.3%.

Brookfield Office Properties issued C$250 million 5.1% rate-reset preferred shares.

We traded 33% interests in two malls in Arizona for $75 million of cash and the acquisition of freehold interests in six big box anchor locations in our malls that were owned by another company. We also sold three non-core retail centers in the United States.

We foreclosed, through a defaulted mezzanine loan, on a hotel and casino containing 1,500 guestrooms located in Las Vegas, Nevada.

We advanced numerous development activities, including the completion of our premier Brookfield Place office development in Perth, Australia.

2010 Activity

We leased 7.2 million square feet of commercial office property during 2010, almost three times the amount that was rolling over, maintaining our lease profile at 95% occupancy with a 7.2 year average term. The average rent in the portfolio increased to $28 per square foot, which continued to be approximately 11% below average market rents.

We signed a definitive agreement with the predecessor of GGP (“General Growth”) for a proposed recapitalization of General Growth. We, along with our consortium partners, agreed to invest $2.625 billion in equity to fund General Growth’s recapitalization. On November 9, 2010, General Growth emerged from Chapter 11 protection and was split into two companies, new General Growth

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Properties, Inc., which is GGP, and The Howard Hughes Corporation. At the time, upon completion of the recapitalization, we and our consortium partners owned approximately 27% of GGP and approximately 14% of The Howard Hughes Corporation on a fully-diluted basis.

We foreclosed on a 542,000 square foot office property in San Francisco through a defaulted mortgage loan.

We jointly acquired a prime redevelopment site in the City of London. We also completed the development of Deloitte Centre in Auckland, New Zealand. The new 23-story, 23,720 square metre prime office building, which includes flagship retail on the ground floor, is fully leased to Deloitte LLP and Bank of New Zealand.

We acquired undervalued properties in Washington D.C. and Houston encompassing 2.1 million square feet for total consideration of $435 million. We sold two properties in each of Washington and Edmonton for aggregate proceeds of $296 million.

In July 2010, Brookfield Office Properties announced a strategic repositioning plan to transform itself into a global pure-play office property company. The plan included the acquisition by Brookfield Office Properties from us of an economic interest in 16 premier Australian office properties for total consideration of approximately $1.4 billion. The properties comprised 8 million square feet in Sydney, Melbourne and Perth, were 99% leased and had a total value of $3.4 billion. This transaction closed on September 27, 2010.

Brookfield Office Properties’ Canadian subsidiary was converted into a real estate investment trust and renamed Brookfield Office Properties Canada (renamed Brookfield Canada Office Properties in 2012), whose units are listed for trading on the TSX and the NYSE under the symbols BOX.UN and BOXC, respectively. Brookfield Office Properties sold 6.8 million units of Brookfield Canada Office Properties through a secondary offering for gross proceeds of C$150 million.

We acquired a 16 property portfolio in the U.S. totaling 2.9 million square feet from JP Morgan Chase, which, as part of the transaction, leased back over 60% of the space on a long-term basis. We also sold 26 properties at returns exceeding our underwritten returns.

Renewable Power

2013 Activity - to date

On January 18, 2013, Brookfield Renewable Energy Partners L.P. (together with its related entities, “Brookfield Renewable”) increased its quarterly distribution to $0.3625 per unit. This reflects an annual distribution of $1.45 per unit.

On January 29, 2013, Brookfield Renewable issued C$175 million 5.00% perpetual Class A Preference Shares, Series 5.

On February 7, 2013, Brookfield Renewable announced a 5% increase in its quarterly distribution, from $0.345 per limited partnership unit to $0.3625 per limited partnership unit. This enhanced distribution is payable on April 30, 2013 to unitholders of record as of the close of business on March 31, 2013.

On February 22, 2013, Brookfield Renewable completed a C$450 million bond offering for its Comber Wind farm in Essex County, Ontario. These senior bonds bear an all-in interest rate of 5.13% and fully amortize over a period of 17.7 years.

Two of Brookfield Renewable’s hydroelectric facilities in Brazil entered into commercial operation in November 2012 and February 2013. These facilities have a total installed capacity of 48 MW and are expected to be capable of generating a combined 242.5 gigawatts (GWh) of generation annually. Total construction costs were approximately R$400 million.

On March 1, 2013, Brookfield Renewable acquired a portfolio of 19 hydroelectric generating stations in Maine from a subsidiary of NextEra Energy Resources, LLC, for a total enterprise value of approximately $760 million, subject to typical closing adjustments. The portfolio consists of 19 hydroelectric facilities and eight upstream storage reservoir dams primarily on the Kennebec, Androscoggin and Saco rivers in Maine (the “Maine Portfolio”), with an aggregate capacity of 351 megawatts (MW) and expected average annual generation of approximately 1.6 million MW.

On March 7, 2013, Brookfield announced that we had taken up additional common shares in our all-cash offer to acquire common shares of Western Wind Energy Corp. (“Western Wind”) for C$2.60 per share. We now own approximately 93% of the issued and outstanding common shares of Western Wind and have launched a compulsory acquisition to acquire the remaining common shares.

On March 13, 2013, the Corporation sold 8,065,000 limited partnership units of Brookfield Renewable through a secondary offering for gross proceeds of $250 million. As a result of the sale, the Corporation now owns an economic interest of approximately 65% in Brookfield Renewable on a fully-exchanged basis. In connection with this offering, the underwriters were granted an over-allotment option to purchase up to an additional 1,209,750 limited partnership units at the offering price. The option will expire on April 12, 2013.

On March 20, 2013, Brookfield Renewable acquired the remaining 50% interest in Powell River Energy Inc. that it did not hold for C$33 million plus the assumption of related debt.

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In March 2013, Brookfield Renewable announced that approximately 88% of $575 million principal amount of project level notes with respect to the Maine Portfolio were tendered and accepted for purchase pursuant to a previously announced cash tender offer. The purchase of the tendered notes was partially funded through a non-recourse, 18-month bridge loan of up to $350 million from a syndicate of banks that closed on March 6, 2013.

2012 Activity

On January 24, 2012, the Corporation announced the sale of 11,430,000 limited partnership units of Brookfield Renewable through a secondary offering that closed on February 2, 2012. In connection with this offering, the underwriters were granted an over-allotment option to purchase up to an additional 1,714,500 limited partnership units at the offering price, which was exercised. The gross proceeds for the sale of approximately 13.15 million units were $345 million. Following the sale, the Corporation owned an economic interest of approximately 68% in Brookfield Renewable on a fully-exchanged basis (65% as of April 1, 2013).

In January 2012, Brookfield Renewable acquired a 150 MW wind project in the Tehachapi region of California from a U.S. wind developer. This project is located in close proximity to its other 102 MW wind farm in Tehachapi, California and benefits from a 24-year power purchase agreement (PPA) with Southern California Edison. Brookfield Renewable also acquired 22 MW of additional operating wind generation capacity from its existing partner, the Coram Energy Group, and an incremental 50% interest in the Tehachapi wind farm, bringing its interest in the wind farm to 100%.

On February 2, 2012, we sold 13,144,500 limited partnership units of Brookfield Renewable through a secondary offering for gross proceeds of approximately $345 million. Following the sale, we owned an economic interest of approximately 68% in Brookfield Renewable on a fully-exchanged basis.

On February 7, 2012, Brookfield Renewable issued C$400 million principal amount of 4.79% medium term notes, Series 8, due February 7, 2022.

In March 2012, Brookfield Renewable and certain of our key holding companies entered into a separate credit agreements with five banks, and at the same time reduced the aggregate availability under existing credit facilities with six lenders. As a result of this refinancing, Brookfield Renewable increased its committed unsecured revolving credit facility availability from an aggregate of $600 million to $900 million. Each of the new credit facilities contains similar terms and conditions as the existing facilities. In May 2012, Brookfield Renewable entered into a further credit agreement for an additional $90 million with a sixth bank on similar terms and conditions as the other credit agreements. All credit agreements expire on October 31, 2016, subject to additional one-year extensions.

Brookfield Renewable’s 102 MW and 150 MW wind farms in California, which we own with certain institutional investors, reached commercial operation in the first quarter of 2012.

On April 30, 2012, Brookfield Renewable filed a Registration Statement on Form 20-F to register its non-voting limited partnership units (“LP Units”) with the U.S. Securities and Exchange Commission and applied to list the LP Units on the NYSE. As of April 1, 2013, the LP Units have not yet been listed on the NYSE.

In May 2012, Brookfield Renewable refinanced indebtedness associated with its 50%-owned hydroelectric pumped storage facility in New England through a $125 million loan for a term of 5 years.

On August 29, 2012, Brookfield Renewable acquired a 16% stake in Western Wind from an institutional investor for C$2.25 a share. Western Wind has a wind farm in California that is adjacent to a Brookfield Renewable property. On November 23, 2012, Brookfield Renewable launched an unsolicited offer for all of the outstanding common shares of Western Wind for C$2.50 a share. The bid was subsequently raised to C$2.60 in January 2013 and it succeeded in February 2013 when 59.7% of the common shares of Western Wind held by shareholders independent of Brookfield tendered into the bid.

On October 11, 2012, Brookfield Renewable issued C$250 million 4.40% rate-reset Class A Preference Shares, Series 3.

On November 1, 2012, Brookfield Renewable completed a C$175 million private placement bond financing for its 45 MW Kokish River hydroelectric project in the northern part of Vancouver Island near Port McNeill, British Columbia. These senior bonds bear an interest rate of 4.45% and are fully amortizing over their 41-year term.

On November 15, 2012, we acquired a portfolio consisting of four hydroelectric generating stations in Tennessee and North Carolina from Alcoa Power Generating, Inc. for a total enterprise value of $600 million, subject to certain price adjustments. Brookfield Renewable owns an approximate 25% interest and will manage and integrate the assets into its North American operating platform. The remaining equity interest is owned by an institutional fund managed by the Corporation.

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In November 2012, Brookfield Renewable refinanced indebtedness associated with its Prince Wind facility through a C$232 million loan for a 15-year term.

In 2012, following the receipt of provincial and federal permits, construction commenced on a 45 MW hydroelectric facility in British Columbia. This facility is expected to enter commercial operation in 2014 and will benefit from a 40-year PPA.

2011 Activity

In early 2011, we acquired, with certain institutional investors, a 50% interest in the 30 MW Malacha wind project located in northern California.

In May 2011, the notice to proceed for construction of the Coram wind project, a 102 MW facility located in California, was issued. Construction financing of $150 million for the project was obtained during the second quarter of 2011. The project reached commercial operation in early 2012.

In 2011, we purchased a 30 MW hydro facility in Brazil for R$300 million. This facility is near our other operations in Mato Grosso State.

In 2011, we received the necessary permits to construct a $200 million hydro project in western Canada.

In late 2011, we completed construction of three other renewable power facilities totaling approximately 182 MW of capacity, including the 166 MW Comber Wind project in Ontario, a 10 MW hydro station in Minnesota, and a 6 MW hydro station in West Virginia.

On November 28, 2011, we completed the strategic combination of the renewable power assets of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund (the “Fund”) to launch Brookfield Renewable, a Bermuda publicly-traded limited partnership focused on renewable power generation. On completion of the combination, public unitholders of the Fund received one limited partnership Unit in exchange for each trust unit of the Fund held, and the Fund was wound up. The new limited partnership Units were listed on the TSX on November 30, 2011. Following the combination, the Corporation owned 73% of Brookfield Renewable on a fully-exchanged basis and the remaining 27% was held by the public. In connection with the combination, a subsidiary of Brookfield Renewable assumed all obligations relating to approximately C$1.1 billion of unsecured public corporate bonds issued by BRPI. As well, Brookfield Renewable Power Preferred Equity Inc., a former subsidiary of the Fund and the issuer of C$250 million of Class A Preference Shares, Series 1, is now a subsidiary of Brookfield Renewable. As of April 1, 2013, the Corporation owns 65% of Brookfield Renewable on a fully-exchanged basis.

In December 2011, we completed construction at our 99 MW Granite Reliable wind project in New Hampshire, the largest wind project in the state. The project entered commercial operation in February 2012.

2010 Activity

In 2010, we sold 17.2 million units of the Fund through two secondary offerings, taking our ownership at the time from 50.01% to approximately 34% on a fully-exchanged basis and generating gross proceeds of $341 million and a gain of $291 million.

In 2010, we commissioned our 51 MW Gosfield Wind facility in Ontario. All power produced from the Gosfield Wind facility is being sold at a fixed price to the Ontario Power Authority under a 22-year PPA and will qualify for the Canadian Federal Government’s ecoEnergy Program for renewable energy. Commercial operations started under the project’s PPA on September 16, 2010.

During the fourth quarter of 2010, construction activities commenced on two of our hydroelectric facilities in Brazil. The two facilities were commissioned in November 2012 and February 2013, respectively, have a total installed capacity of 48 MW and are capable of generating a combined 242.5 GWh of generation annually. Total construction costs were R$400 million.

In December 2010, we transferred to the Fund the 166 MW Comber Wind project in southwestern Ontario, in close proximity to the Gosfield wind facility. The acquisition of the Comber Wind project represented an investment by the Fund of C$567 million. The Comber Wind project benefits from two 20-year PPAs with the Ontario Power Authority pursuant to the Province of Ontario’s Feed-in Tariff program.

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Infrastructure

2013 Activity – to date

On February 8, 2013, Brookfield Infrastructure Partners L.P. (together with its affiliated entities, “Brookfield Infrastructure”), announced a 15% increase in its quarterly distribution, from $0.375 per limited partnership unit to $0.43 per limited partnership unit. This enhanced distribution is payable on March 29, 2013 to unitholders of record as at the close of business on February 28, 2013.

2012 Activity

In January 2012, Brookfield Infrastructure, purchased an electrical distribution network in Colombia for approximately $440 million.

On July 30, 2012, Brookfield Infrastructure announced the following strategic initiatives: an agreement, together with its institutional partners, to acquire the remaining 45% of the Autopista Vespucio Norte toll road, a key artery in the ring road network surrounding Santiago, Chile; an agreement to acquire an 85% interest in Inexus Group, a regulated distribution utility in the UK; the issuance of 9.68 million limited partnership units in the U.S. and Canada and the concurrent private placement of 3.86 million redeemable partnership units of Brookfield Infrastructure’s holding limited partnership to the Corporation for aggregate gross proceeds of $445 million; and plans to explore strategic alternatives to divest some of its timber and certain non-core assets.

On August 6, 2012, Brookfield Infrastructure announced a joint venture with Abertis Infraestructuras, S.A. (“Abertis”) to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure and its institutional partners currently own 49% of the joint venture and Abertis owns the remaining 51%. In 2013, the joint venture will undertake to launch a tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, resulting in a final ownership interest of between 60% and 100% depending upon the outcome of the tender offer.

On October 10, 2012, Brookfield Infrastructure issued C$400 million principal amount of 3.455% medium term notes, Series 1, due October 10, 2017.

On October 31, 2012, we acquired Enwave Energy Corporation (“Enwave”) from Borealis Infrastructure and the City of Toronto for C$480 million including assumption of debt. Formerly known as the Toronto District Heating Corporation, Enwave is a fully-integrated, sustainable energy services provider with operations in Toronto and Windsor, operating one of North America’s largest district energy systems.

On December 31, 2012, the Corporation disposed of all of its direct interest in Island Timberlands LP (“Island Timberlands”), representing a 12.5% ownership interest in Island Timberlands, for approximately $85 million. Additionally, Brookfield Infrastructure disposed of one-third of its interest in Island Timberlands, representing a 12.5% ownership interest in Island Timberlands, for approximately $85 million. Brookfield Infrastructure retains a 25% ownership interest in Island Timberlands.

2011 Activity

We acquired a 54% interest in 33 kilometres of the Autopista Vespucio Norte toll road around Santiago, Chile for a total value of approximately $760 million. This toll road was acquired from a Spanish construction company and forms an integral part of the Santiago ring road.

We also closed on the acquisition of the 39 kilometre electricity transmission cable connecting Long Island, New York to Connecticut for $190 million. Called Cross Sound Cable, this line is strategic to a power constrained island in one of the most highly populated regions of the United States.

Brookfield Infrastructure completed a public offering and issued approximately 19.3 million limited partnership units and we concurrently purchased approximately 8.3 million redeemable partnership units of Brookfield Infrastructure’s holding limited partnership to maintain our approximate then 30% interest in Brookfield Infrastructure on a fully-exchanged basis (now 28%). The aggregate gross proceeds to Brookfield Infrastructure of the public offering and the concurrent private placement were approximately $685 million.

We signed five new customer contracts which will underwrite our rail expansion plans in western Australia. These contracts support our investment of over $600 million to upgrade our rail tracks, which is expected to be completed by 2014.

We received regulatory approval and began construction of a Texas transmission project at a total cost of approximately $750 million. We were awarded the contract to construct this project in 2009, together with our joint venture partner. We anticipate completion of the network in 2013, at which time the joint venture will be a licensed utility in Texas.

2010 Activity

We closed a $2.7 billion Brookfield Americas Infrastructure Fund, which focuses on investing in infrastructure assets primarily in North and South America. We manage the fund and have committed 25% of the total capital commitments, or approximately $660 million.

Brookfield Asset Management Inc. – 2013 Annual Information Form	9

Investors in the fund include sovereign wealth funds and public and private pension plans from North America, Europe, Asia and the Middle East. Our capital commitment to the fund is primarily funded by Brookfield Infrastructure.

Brookfield Infrastructure closed its merger with Prime Infrastructure (“Prime”). Pursuant to the merger, approximately 50.7 million limited partnership units of Brookfield Infrastructure were issued. Following these transactions, there were approximately 157.4 million Brookfield Infrastructure units outstanding (as of April 1, 2013, there were approximately 200.8 million units outstanding).

We invested $0.4 billion into expansion projects during 2010 and advanced six significant capital projects in our Western Australian rail business to upgrade and expand the capacity of our network by 50% and deploy a further $600 million of capital at favorable returns.

We completed $2.2 billion of financings on our infrastructure assets. This included the renewal of a revolving corporate credit facility with a syndicate of global financial institutions for a three-year term.

Acadian Timber Income Fund (“Acadian”) was converted to a corporation named Acadian Timber Corp., pursuant to a plan of arrangement under the Canada Business Corporations Act together with CellFor Inc., a leading independent supplier of high technology seedlings to the global forest industry. We continue to hold 44.9% of Acadian.

Asset Management and Services

2013 Activity - to date

We are in the process of raising capital for six funds with the objective of obtaining third party capital commitments of approximately $5 billion.

2012 Activity

In 2012, we raised third party capital commitments for various funds totalling approximately $2.6 billion.

On October 30, 2012, we partnered with HomeServices of America, Inc. to create Berkshire Hathaway HomeServices, a new franchise brand that joins the existing brands and affiliate networks of Prudential Real Estate and Real Living Real Estate. We received consideration consisting of cash and a one-third interest in Berkshire Hathaway HomeServices.

On November 21, 2012, Brookfield and Johnson Controls, Inc. agreed to merge their respective Australian and New Zealand property and facility operations to create Brookfield Johnson Controls. The merged entity will combine the local operations of Brookfield Multiplex Services, which provides real estate, facilities and project management services to a range of large corporate and government occupiers, with the Australian and New Zealand business of Johnson Controls Global WorkPlace Solutions, a provider of facilities, corporate real estate and energy management services.

2011 Activity

In late 2011, we acquired a large relocation and residential brokerage business that significantly expanded our market position in these areas.

We completed the acquisition of a European corporate high-yield investment team, based in London. The acquisition was integrated into our existing North American high-yield investment management operations.

We completed the IPO of Brookfield Global Listed Infrastructure Fund (NYSE: INF) in August for total levered proceeds of approximately $180 million.

We announced the expansion of our registered funds investment business. In November 2011, our registration became effective for four registered mutual funds in the United States: Brookfield Global Listed Real Estate Fund, Brookfield Global Listed Infrastructure Fund, Brookfield Global High Yield Fund and Brookfield High Yield Fund. Also in the fourth quarter of 2011, the Central Bank of Ireland authorized our four Irish domiciled UCITS Funds: Brookfield Global Listed Real Estate UCITS Fund, Brookfield U.S. Listed Real Estate UCITS Fund, Brookfield Global Listed Infrastructure UCITS Fund and Brookfield Global High Yield UCITS Fund.

Private Equity and Residential Development

2012 Activity

In September 2012, we held the final closing for our third private equity fund, Brookfield Capital Partners III, which has $1 billion of capital commitments.

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In November 2012, Longview Fibre Paper and Packaging Inc. (“Longview”) paid us a $58 million distribution. We invested $114 million to acquire Longview in 2007 and continue to own 100% of Longview.

On November 13, 2012, Brookfield Residential raised a total of $250 million in an equity offering and private placement, and used the proceeds to pay down debt owed to Brookfield Office Properties. Following the offering, we own 68.9% of Brookfield Residential.

On December 4, 2012, Brookfield Residential acquired a California development site called Playa Vista in central Los Angeles, California, and entered into a partnership with a U.S. pension fund to develop properties in Alberta.

In December 2012, we completed a sale of a portion of our equity in Western Forest Products Inc. through a $75 million bought deal.

In December 2012, Ainsworth Lumber Company (“Ainsworth”) completed a C$175 million rights offering and an issuance of $350 million principal amount of 7.5% notes. These proceeds were used to repay C$100 million in term debt and $400 million of 11% senior unsecured notes. This recapitalization refinanced substantially all of Ainsworth’s indebtedness, reducing interest costs by 46% and extending maturities from 2014 to 2017. We backstopped the C$175 million rights offering and remains Ainsworth’s largest shareholder with 55.3% of the common equity.

In December 2012, Armtec Infrastructure Inc. (“Armtec”) refinanced an existing C$125 million senior secured loan from us with new financing consisting of a C$60 million revolving bank line with a Schedule I bank and a C$110 million term loan with us. We subsequently syndicated a $60 million senior participation and continue to hold a $50 million junior position in the loan.

In 2012, we fully realized our final investment in Brookfield Capital Partners I, our first private equity fund. Over the life of the fund we generated an overall net internal rate of return of 24.5% and a net 1.9x initial investment return for our investors.

2011 Activity

On March 31, 2011, we combined Brookfield Homes Corporation and the North American residential land and housing division of Brookfield Office Properties to form Brookfield Residential. The transaction created a diversified North American residential land and housing company that, at the time, had $2.5 billion of assets and an equity value of approximately $1 billion. As consideration, Brookfield Office Properties received shares of Brookfield Residential common stock representing in the aggregate approximately 50.7% of the outstanding shares of Brookfield Residential common stock, a $265 million senior unsecured promissory note and a $215 million junior unsecured promissory note. Brookfield Office Properties distributed rights to its common shareholders entitling them to acquire, at $10 per share, the Brookfield Residential common shares that it received. We agreed to purchase the shares of Brookfield Residential that we would have been entitled to purchase if we had received our pro rata share of rights and to acquire any shares of Brookfield Residential that were not otherwise subscribed for in the rights offering. As a result, following completion of the transactions and the rights offering, we purchased 33,325,272 common shares of Brookfield Residential and held 73.5% of the Brookfield Residential common shares on a fully-diluted basis, which has since been reduced to 68.9%.

We committed a C$125 million senior secured loan to Armtec, who was facing a debt default.

Longview issued $480 million of high yield bonds and repatriated the net proceeds back to Brookfield.

We closed a fund dedicated to the agriculture business in Brazil, with total committed capital of $330 million. The fund is focused on investing in high quality agricultural growth opportunities across a region that is a recognized global leader in agribusiness.

Fraser Papers Inc. (“Fraser”), which initiated a court-supervised restructuring in June 2009, implemented a plan of arrangement approved by the courts in February 2011 whereby its U.S. subsidiaries (including two lumber mills located in Northern Maine) were sold to us. Following the completion of the sale, Fraser’s interests in the Twin Rivers Company (“Twin Rivers”) were distributed to Fraser’s unsecured creditors.

We acquired an additional 891,843 common shares of Insignia Energy Ltd. (“Insignia”) through market purchases, a Calgary-based oil and natural gas company engaged in the exploration for and the acquisition, development and production of natural gas and crude oil in Canada, and purchased a further 21,146,849 common shares in connection with Insigna’s rights offering, increasing our ownership to approximately 66% of the issued and outstanding common shares (our ownership currently stands at 67% as a result of Insignia share repurchase throughout 2012.

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We sold our Australian residential land business to a publicly traded developer for A$270 million. These operations largely consisted of two land assemblies in Perth.

We completed, through our Brazilian residential property businesses, R$3.9 billion of launches and contracted sales of R$4.4 billion.

2010 Activity

We acquired additional common shares and warrants of Ainsworth in a privately negotiated transaction. This acquisition, and the subsequent exercise of the warrants, increased our ownership of Ainsworth to 54,635,219 common shares or 53.5% of the issued and outstanding common shares on a fully diluted basis (excluding warrants not currently exercisable for common shares). Our ownership has since increased to 55.3%

We sold 8.7 million shares of Norbord Inc., a panel board manufacturer (“Norbord”), for approximately C$145 million, reducing our interest from approximately 73.0% to 52.5%. Our current interest in Norbord is approximately 51.9%.

We sold Concert Industries Corp., a manufacturer of specialty non-woven airlaid fiber, to a global manufacturer of specialty papers and engineered products. Following an initial investment of $100 million during 2004 and 2005 and subsequent restructuring, refinancing and expansion of its German facilities, we received total proceeds of $235 million, resulting in a $36 million gain.

In April 2010, we completed the sale of Fraser’s specialty papers business to Twin Rivers, a company 51% owned by us and in December 2010, we sold Fraser’s paper mill in Gorham, New Hampshire.

Corporate

2013 Activity - to date

On February 4, 2013, the Corporation issued C$175 million principal amount of 3.95% medium term notes due April 9, 2019. The Corporation also issued C$175 million principal amount of 4.54% medium term notes due March 31, 2023.

On February 15, 2013, the Corporation announced a 7% increase in its quarterly dividend, from $0.14 per share to $0.15 per share. This enhanced dividend is payable on May 31, 2013 to shareholders of record as at the close of business on May 1, 2013.

On March 6, 2013, the Corporation redeemed C$150 million principal amount of 8.95% medium term notes due June 2, 2014. The Corporation had redeemed C$350 million principal amount of these notes, originally issued as C$500 million principal amount, on October 15, 2012.

2012 Activity

On March 13, 2012, the Corporation issued C$300 million 4.50% rate-reset Class A Preference Shares, Series 32.

On April 5, 2012, the Corporation redeemed C$250 million 5.75% convertible redeemable Class A Preference Shares, Series 10.

On April 9, 2012, the Corporation issued C$425 million principal amount of 3.95% medium term notes due April 9, 2019.

On April 19, 2012, the Corporation announced the approval for a normal course issuer bid to purchase up to 53.8 million Class A Limited Voting Shares, representing at the time approximately 10% of the public float of our issued and outstanding shares, through open market purchases on the NYSE and TSX. Under this bid, which commenced on April 23, 2012 and will expire on April 22, 2013, we have not purchased any Class A Limited Voting Shares as of the date of this Annual Information Form.

On September 12, 2012, the Corporation issued C$425 million principal amount of 4.54% medium term notes due March 31, 2023.

On September 12, 2012, the Corporation issued C$250 million 4.20% rate-reset Class A Preference Shares, Series 34.

On October 1, 2012, the Corporation redeemed C$100.8 million non-cumulative convertible redeemable Class A Preference Shares, Series 11.

On October 15, 2012, the Corporation redeemed C$350 million principal amount of 8.95% medium term notes due June 2, 2014.

On November 27, 2012, the Corporation issued C$200 million 4.85% perpetual Class A Preference Shares, Series 36.

2011 Activity

The Corporation issued C$250 million 4.80% rate-reset Class A Preference Shares, Series 30.

In February 2011, the Corporation issued 17,595,000 Class A Limited Voting Shares for gross proceeds of C$578 million and C$235 million 4.60% rate-reset Class A Preference Shares, Series 28. The proceeds of these offerings allowed the Corporation to finance its January 2011 purchase of additional common shares in GGP almost entirely with permanent equity.

12	Brookfield Asset Management Inc. – 2013 Annual Information Form

2010 Activity

The Corporation issued C$250 million 4.50% rate-reset Class A Preference Shares, Series 26.

The Corporation issued C$350 million principal amount of 5.30% senior unsecured notes due March 1, 2021.

The Corporation issued C$300 million unsecured debt financing at 5.2% with a September 2016 maturity.

The Corporation issued C$275 million 5.40% rate-reset Class A Preference Shares, Series 24.

BUSINESS OF THE CORPORATION

Our Business

We focus on assets and businesses that form the critical backbone of economic activity, whether they provide high quality office space and retail malls in major urban markets, generate reliable clean electricity, or transport goods and resources to or from key locations. These assets and businesses typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provides stability in cash flows, strong operating margins and value appreciation over the longer term.

As an asset manager we establish investment products through which our clients can invest in the assets that we own and operate. These products consist of both listed entities and private funds. We invest alongside our clients with capital from our balance sheet. This generates management fees and performance-based income that increases the value to our business and adds further value to the company by providing us with additional capital to grow the business and compete for larger transactions.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital among our businesses to continuously increase returns.

Our operating platforms include over 24,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, through the negotiation of property leases, energy contracts or regulatory agreements, asset development, operations and other activities.

We finance our operations on a long-term, investment-grade basis, with most of our operations financed on a stand-alone asset-by-asset basis with minimal recourse to other parts of the organization. We also strive to maintain excess liquidity at all times in order to be in a position to respond to opportunities. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to weather financial cycles and provides the strength and flexibility to react to opportunities.

We prefer to invest in times of distress and in situations which are more multi-faceted and intensive. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides us flexibility in deploying growth capital, as we can invest in both acquisitions and organic developments, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients that will, in turn, enable us to earn base management fees based on the amount of capital that we manage for them, and additional returns such as incentive distributions and carried interests based on our performance. Accordingly, we create value by increasing the amount of capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients and enables us to create value by directly participating in the cash flows and value increases generated by these assets, in addition to the performance returns that we earn as manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce, through our operating expertise, development capabilities and effective financing. We believe this is one of our most important competitive advantages as an asset manager.

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•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support a relatively high level of investment-grade secured debt with long maturity dates given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. Furthermore, we position our assets so that they can be easily monetized through a sale or refinancing. While we tend to hold our assets for extended periods of time, we endeavour to maximize our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

Principal Business Activities

We organize our business into a number of operating platforms that are responsible for managing the assets in each of our principal segments as set forth below. As an asset manager, we have established a number of listed and unlisted entities through which our clients can invest in these assets. These consist of unlisted institutional funds, listed entities that are externally managed by us, and listed internally managed entities in which we own major interests.

Property

We own and manage one of the highest quality commercial office portfolios in the world located in major financial, energy and government centre cities in North America, Australia and Europe as well as retail shopping centres in North America, Brazil and Australia. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets in order to maximize the value of our tenant relationships.

We also maintain office development capabilities and have a substantial pipeline of attractive opportunities. We conduct a wide range of opportunistic investment strategies focused on income producing properties such as multi-residential, office, student accommodations and industrial and invest in these assets directly and through debt securities. These activities are conducted through a series of instrumental funds. Our property portfolio is characterized by strong, consistent financials results and a track record of steady growth. With high occupancy levels, long-term leases and financing structures that minimize risk our properties are well positioned in their respective markets.

Renewable Power

We have one of the largest privately owned hydroelectric power generating portfolios in the world, located on river systems in the U.S., Canada and Brazil. Our renewable power portfolio totals approximately 5,700 MW across 69 river systems and 11 power markets. We have chosen to focus on hydroelectric generation because of the long-life, exceptional reliability and low operating costs of these facilities which leads to stable, long-term cashflows.

Infrastructure

Our infrastructure group manages assets in the following sectors: transportation (ports, rail lines); utilities (electrical and natural gas transmission); and timberlands. Our strategy is to acquire and operate high quality long-life assets that generate stable cash flows, require minimal capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our infrastructure businesses are located in North and South America, Australia and Europe and we continuously seek acquisition opportunities in new infrastructure sectors with similar attributes to our current portfolio.

Asset Management and Services

Asset management and services comprises the asset management, construction and property services businesses. These operations generate contractual service fees for performing management services, including management of institutional private funds and listed entities, management of construction projects and residential relocation, franchise and brokerage operations. We provide construction services in Australia, United Arab Emirates and United Kingdom, and recently expanded into North America. Additionally, our property services business includes the second largest global corporate relocation business.

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Private Equity and Residential Development

Our private equity and residential development operations include the investments and activities overseen by Brookfield’s private equity group. These include direct investments by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries, although currently the portfolios contain a number of investments whose performance is significantly impacted by the North American home building industry. Direct investments include interests in Norbord, Brookfield Residential and Brookfield Incorporações S.A., a publicly listed Brazilian condominium developer. The private equity group’s activities are generally characterized by an investment approach that is opportunistic in nature. Furthermore, businesses in this group are not integrated into core operating platforms, unlike the assets within our property, renewable power or infrastructure operations.

Operating Capabilities

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.

Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have shorter investment horizons and more of a financial focus. These high quality operating platforms have been established over many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutions and believe we are well positioned to continue increasing capital managed for others on a fee bearing basis. We are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations allows us to offer a broad range of products and investment strategies to our clients. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and governance as a well-capitalized public company listed on major North American and European stock exchanges positions us as a desirable long-term partner for our clients.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

Financing Strategy

The strength of our capital structure and the liquidity that we maintain enable us to achieve a low cost of capital for our shareholders and at the same time provide us with the flexibility to react quickly to potential investment opportunities and adverse changes in economic circumstances.

The following are the key elements of our capital strategy:

•	Co-invest with partners through listed and unlisted funds to broaden sources of equity capital;

•	Match fund our long-life assets with long-duration mortgage financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle;

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization; and

•	Maintain access to a diverse range of financing markets.

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Our strategy is to have two flagship entities within each platform, one listed and one unlisted, through which capital will be invested by us and our partners. This strategy became fully-executed on March 15, 2013 when we announced the launch of Brookfield Property Partners L.P., a global publicly-traded company that will be Brookfield’s flagship public commercial property entity, set to spin-off from the Corporation on April 15, 2013. The two flagship entities within each platform are supplemented from time-to-time with additional listed and unlisted niche entities, such as our Latin American country-specific funds and timber funds. This provides us with access to both listed and private equity capital.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. The diversification of our maturity schedule means that financing requirements in any given year are manageable. Limiting recourse to specific assets or business units ensures that weak performance by one asset or business unit does not compromise our ability to finance the balance of the operations.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and also enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the parent, operating unit, and asset level on a private or public basis means that we are not overly dependent on any particular segment of the capital markets or the performance of any particular unit.

To enable us to react to attractive investment opportunities and deal with contingencies when they arise, we typically maintain a high level of liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity, which we refer to as “core liquidity,” consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer-dated assets through sales, refinancing or co-investor participations. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns.

Employees

As at December 31, 2012, we employed over 24,000 people world-wide.

CODE OF BUSINESS CONDUCT AND ETHICS

We have a Code of Business Conduct and Ethics (“Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries, in relation to honesty, integrity and compliance with all legal and regulatory requirements. Our Board of Directors approved the Code on February 14, 2013, copies of which are available on System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and also may be obtained on our website at www.brookfield.com at The Company/Conduct Guidelines.

CORPORATE SOCIAL RESPONSIBILITY, BUSINESS ENVIRONMENT AND RISKS

We have established policies and procedures for sustainable growth, employee health and safety, community engagement and corporate governance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with our commitments. Nonetheless, our businesses continuously face certain micro and macro economic risks. For information about risk factors related to Brookfield and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 71 to 79 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com.

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HEALTH, SAFETY AND ENVIRONMENTAL POLICIES

The health and safety of our employees is critically important to us. In certain of our businesses physical risks to employees are unavoidable. We strive to achieve excellence in health and safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. In 2012, we established a cross-organizational health and safety steering committee. The purpose of this committee is to develop best practices in health and safety policies and procedures and implement related initiatives across the organization.

We are committed to being responsible investors, across our portfolio. With more than a century of experience as business operators, we have developed expertise in areas such as energy and water conservation, reduction of green house gas emissions, recycling, wildlife preservation, timber reforestation and erosion control. We pursue innovative programs and systems that foster environmental responsibility across all of our operations. Our leadership in sustainable business practices was recognized during the past year by a number of independent industry organizations.

Renewable Power

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources. Our assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. We may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change. Our goal is to be responsible stewards of our resources, and good citizens in all that we do. We require all employees, contractors, agents and others involved in our operations to comply with our established environmental practices. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. We consult and work proactively with local stakeholders and communities potentially affected by our operations.

Property

As a leader in the commercial real estate industry, we are committed to continuous improvement of our environmental performance. Sustainability is a priority for our tenants, and, as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings, and cutting back on energy, water and waste will have a positive effect on the financial performance of our assets.

We intend to build all future office developments to a LEED (Leadership in Energy and Environmental Design) Gold standard or local equivalent. The LEED Green Building Rating System is an internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality. Within our global office portfolio:

•	we currently have 37 properties that are LEED certified or 58% of our office building portfolio in North America, measured as a percentage of the sq/ft that we own and operate in North America;

•	85% of our U.S. office properties have earned the EPA’s ENERGY STAR award and 100% of our Canadian office properties have achieved BOMA BESt (Building Environmental Standards); and

•	80% of our Australian office properties have received a 4-Star rating or higher under NABERS.

We continue to expand and enhance the features, systems and programs that foster energy efficiency in our existing office buildings, as well as the health and safety of all of our tenants, employees and the community. We perform regular, comprehensive environmental reviews and upgrades at our office properties and endeavor to maximize energy efficiency at every office building.

Our goal is to be responsible stewards of our resources, and good citizens in all that we do. We are an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our partnership are guided by our core set of values around sustainable development, as we create a culture and organization that can be successful today and in the future.

Infrastructure

Our infrastructure business operates within well defined legislative and regulatory frameworks related to environmental protection, climate change and carbon emissions in many jurisdictions on four continents. Throughout our operations, we strive to meet and exceed environmental standards through environmental management plans which assist us in reducing our environmental footprint

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and monitoring our performance over time. Our operations work proactively within their local communities and with other key stakeholders to positively contribute to the communities through sponsorship activities and local employment opportunities. A number of our infrastructure operations are ISO 14001 certified and others are currently working towards certification.

For example, as the owner and operator of Dalrymple Bay Coal Terminal (“DBCT”) in Australia, one of the world’s largest coal export terminals, we operate an established Integrated Management System alongside our third-party, customer-owned operator. DBCT has an Environmental Action Team focused on minimizing the impacts on the local marine and terrestrial ecosystems and implementing sustainability practices for water usage, recycling, noise reduction and other programs and initiatives. In addition, Brookfield Rail in Australia has a detailed environmental management plan to oversee its key environmental risks, including flora and fauna, soil and water contamination, fire control, noise pollution and dangerous and hazardous cargoes.

Our timberlands operations, in North and South America, provide another example of our approach to environmental protection and policies. Our timberlands are managed for long-term timber production of both solid wood and pulp and paper products and the sustainability of the operations, which is independently audited under the Sustainable Forestry Initiative (SFI). We are fully regulated by federal, state and/or provincial laws, which in many cases are more rigorous than those required under various forest practice certification schemes. The standards under which our timberlands are certified all meet the standards defined by the Programme for the Endorsement of Forest Certification schemes (“PEFC”), a globally recognized forest certification system. It is our intention that all timberlands owned and/or managed by us will become certified by PEFC, providing assurance to purchasers of wood and paper products that they are supporting the sustainable management of forests. We view these policies and procedures as standard best operating practices and we treat all related costs as direct business costs within each operation.

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DIRECTORS AND OFFICERS

Directors of the Corporation

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board has 15 directors and one vacancy. Particulars relating to each of the 15 current directors are set out below. Each has been appointed to serve until the Annual Meeting of Shareholders to be held on May 9, 2013 or until his or her successor is elected or appointed.

Directors

Name, municipality of residence	Director since	Principal Occupation

JACK L. COCKWELL Toronto, Ontario, Canada	1979	Group Chair, Brookfield Asset Management Inc.

MARCEL R. COUTU (1) (2) Calgary, Alberta, Canada	2006	President and Chief Executive Officer, Canadian Oil Sands Limited

THE HON. J. TREVOR EYTON (1) (3) (6) Toronto, Ontario, Canada	1979	Corporate Director and former Member of the Senate of Canada

J. BRUCE FLATT Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.

ROBERT J. HARDING Toronto, Ontario, Canada	1992	Chair, Brookfield Global Advisory

MAUREEN KEMPSTON DARKES (1) (4) (5) Lauderdale-by-the-Sea, Florida, U.S.A.	2008	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation

DAVID W. KERR (5) Toronto, Ontario, Canada	1987	Corporate Director

LANCE LIEBMAN (1) (3) (4) New York, New York, U.S.A.	2005	Director, America Law Institute

PHILIP B. LIND (1) (3) Toronto, Ontario, Canada	1994	Vice-Chairman, Rogers Communications Inc.

THE HON. FRANK J. MCKENNA (1) (3) Toronto, Ontario and Cap-Pele, New Brunswick, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Financial Group

YOUSSEF A. NASR (1) (2) (5) Beirut, Lebanon	2010	Corporate Director and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil

JAMES A. PATTISON (1) (4) Vancouver, British Columbia, Canada	2006	Chief Executive Officer, The Jim Pattison Group

SEEK NGEE HUAT (1) Singapore	2012	Chairman of the Latin American Business Group, Government of Singapore Investment Corporation

DIANA L. TAYLOR (1) New York, New York, U.S.A.	2012	Managing Director, Wolfensohn & Co.

GEORGE S. TAYLOR (1) (2) St. Marys, Ontario, Canada	1994	Corporate Director

(1) Independent Director

(2) Member of the Audit Committee

(3) Member of the Governance and Nominating Committee

(4) Member of the Management Resources and Compensation Committee

(5) Member of the Risk Management Committee

(6) Not standing for re-election at the 2013 Annual Meeting of Shareholders

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Executive and Corporate Officers of the Corporation

The names of the executive and corporate officers of the Corporation, their location of residence, their current offices and their dates of appointment are shown in the following table:

Executive and Corporate Officers

Name	Residence	Current Office	Date of Appointment
JEFFREY M. BLIDNER (a)	Ontario, Canada	Senior Managing Partner	2003

J. BRUCE FLATT (a)	Ontario, Canada	Senior Managing Partner and Chief Executive Officer	2002

BRIAN D. LAWSON (a)	Ontario, Canada	Senior Managing Partner and Chief Financial Officer	2002

GEORGE E. MYHAL (a)	Ontario, Canada	Senior Managing Partner	2003

SAMUEL J.B. POLLOCK (a)	Ontario, Canada	Senior Managing Partner	2003

A.J. SILBER (b)	Ontario, Canada	Vice-President, Legal Affairs and Corporate Secretary	2012

KATHERINE C. VYSE (b)	Ontario, Canada	Senior Vice President, Investor Relations	2002

(a) Executive Officer

(b) Corporate Officer

Each of the executive and corporate officers has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Silber who prior to his appointment in 2012 was an associate at a Canadian law firm.

As at March 20, 2013, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 25 million Class A Limited Voting Shares, representing approximately 4.0% of the Corporation’s issued and outstanding shares of this class. These ownership interests do not include the pro rata interests of related directors and other executive officers held beneficially through Partners Limited and BAM Investments Corp. which totalled approximately 34 million shares, representing approximately 5.4% of the Corporation’s issued and outstanding Class A Limited Voting Shares at the same date. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Limited Voting Shares. As at March 20, 2013, the directors and executive officers of the Corporation together owned, or controlled or directed, directly or indirectly, approximately 605,543 common shares of Brookfield Office Properties, 121,074 common shares of Brookfield Residential and 22,284 common shares of Norbord, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.

Mr. Lawson served as a director of American Resource Corporation Limited (“ARCL”) until April 2005. During that time, ARCL failed to file financial statements on a timely basis, and accordingly ARCL and its directors and officers became subject to management cease trade orders imposed by the Ontario Securities Commission and other provincial securities regulatory authorities. We control all of the voting and 99% of the non-voting shares of ARCL. ARCL corrected the filing deficiencies that led to the management cease trade orders and the relevant provincial securities regulatory authorities fully revoked the management cease trade orders in June 2008.

Mr. Pollock was a director of Fraser until February 2011. Fraser voluntarily applied for and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) in June 2009, and on February 10, 2011, the Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

20	Brookfield Asset Management Inc. – 2013 Annual Information Form

MARKET FOR SECURITIES

The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York

	BAM.A	Toronto

	BAMA	NYSE Euronext

Class A Preference Shares

Series 2	BAM.PR.B	Toronto

Series 4	BAM.PR.C	Toronto

Series 8	BAM.PR.E	Toronto

Series 9	BAM.PR.G	Toronto

Series 12	BAM.PR.J	Toronto

Series 13	BAM.PR.K	Toronto

Series 14	BAM.PR.L	Toronto

Series 17	BAM.PR.M	Toronto

Series 18	BAM.PR.N	Toronto

Series 21	BAM.PR.O	Toronto

Series 22	BAM.PR.P	Toronto

Series 24	BAM.PR.R	Toronto

Series 26	BAM.PR.T	Toronto

Series 28	BAM.PR.X	Toronto

Series 30	BAM.PR.Z	Toronto

Series 32 (a)	BAM.PF.A	Toronto

Series 34 (b)	BAM.PF.B	Toronto

Series 36 (c)	BAM.PF.C	Toronto

(a)	The Corporation’s Class A Preference Shares, Series 32 were listed for trading on the TSX on March 13, 2012.
(b)	The Corporation’s Class A Preference Shares, Series 34 were listed for trading on the TSX on September 12, 2012.
(c)	The Corporation’s Class A Preference Shares, Series 36 were listed for trading on the TSX on November 27, 2012.

Information on the trading prices and volumes for each of the above securities and for the Corporation’s Class A Preferred Shares, Series 10 and Series 11, which were redeemed on April 5, 2012 and October 1, 2012, respectively, for each month of the calendar year ended December 31, 2012 is set out in Appendix A to this Annual Information Form.

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RATINGS AND LIQUIDITY

The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS		Standard & Poor’s		Moody’s		Fitch
Securities of the Corporation	Rating	Outlook	Rating	Outlook	Rating	Outlook	Rating	Outlook

Commercial paper	R-1 (low)	Negative	A-1 (low)	Negative	Not rated	Not rated	Not rated	Not rated

Senior notes and debentures	A (low)	Negative	A-	Negative	Baa2	Stable	BBB	Stable

Subordinated notes and debentures	Not rated	Not rated	BBB	Negative	Not rated	Not rated	Not rated	Not rated

Preferred shares	Pfd-2 (low)	Negative	P-2	Negative	Not rated	Not rated	Not rated	Not rated

Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A rating’s downgrade could potentially have adverse consequences by reducing the Corporation’s access to capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, rating levels. These covenants may limit flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s debt and preferred securities are rated by DBRS Limited (“DBRS”) and by Standard & Poor’s Rating Services (“S&P”), and its senior notes and debentures are also rated by Moody’s Investors Service Inc. (“Moody’s”) and Fitch Ratings Ltd. (“Fitch”). The following is a brief description of each rating agency’s rating schedule.

DBRS rates commercial paper, long-term debt and preferred shares with ratings of “R-1”, “AAA” and “Pfd-1”, respectively, which represent the highest ratings, to “R-5”, “C” and “Pfd-5”, which represent the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, DBRS may modify them by the addition of “(high)” or “(low)”.

S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1”, “AAA” and “P-1”, respectively, which represent the highest ratings, to “C” and “P-3”, which represent the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”. DBRS and S&P further modify their ratings by indicating the stability of an assigned rating with terms such as “stable,” “positive” and “negative”.

Moody’s rates long-term obligations with ratings of “Aaa”, which represents the highest rating, to “C”, which represents the lowest. To show relative rankings within these rating categories, Moody’s may modify them by the addition of a “1”, “2” or “3” to indicate relatively higher, middle or lower ranking.

Fitch rates long-term obligations with ratings of “AAA”, which represents the highest rating, to “C”, which represents the lowest. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus
“(-)”. Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable”, “positive” and “negative”.

A definition and description of the categories of the credit ratings described above which have been assigned to the Corporation’s debt and preferred securities are publicly available from the website of each of the individual ratings agencies.

The Corporation has paid customary rating fees to DBRS, S&P, Moody’s and Fitch in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Company by each of DBRS, S&P, Moody’s and Fitch during the last two years.

The ratings discussed above for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt and preferred securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings shown above will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, Moody’s or Fitch in the future if, in their sole discretion, circumstances so warrant.

The investment ratings of our publicly traded subsidiaries are presented in the respective Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com.

22	Brookfield Asset Management Inc. – 2013 Annual Information Form

DIVIDENDS AND DIVIDEND POLICY

Class A Limited Voting Shares and Class B Limited Voting Shares

The declaration and payment of dividends on the Corporation’s Class A Limited Voting Shares and Class B Limited Voting Shares are at the discretion of the Board of Directors. Dividends on the Class A Limited Voting Shares and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The Board of Directors supports a stable and consistent dividend policy for these shares and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares.

Registered shareholders of our Class A Limited Voting Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Limited Voting Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Limited Voting Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.

Preferred Shares

The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board of Directors. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7, 12, 13, 15 17, 18, 19, 20, 21, 22, 24, 26, 28, 30, 32, 34 and 36 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8, 14 and 16 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in the summary share conditions contained in Appendix B to this Annual Information Form.

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2010, 2011 and 2012, on each class and series of securities of the Corporation that was outstanding at December 31, 2012, all expressed in United States dollars.

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	Distribution per Security
	2012	2011	2010
Per Class A Limited Voting Share and Class B Limited Voting Share
Regular	$0.56	$0.52	$0.52

Per Class A Preferred Share (a)
Series 2	0.52	0.53	0.43
Series 4 + Series 7	0.52	0.53	0.43
Series 5	0.48	0.49	0.40
Series 8	0.75	0.76	0.61
Series 9	0.95	1.10	1.06
Series 10 (b)	0.37	1.45	1.39
Series 11 (c)	1.02	1.40	1.33
Series 12	1.35	1.36	1.31
Series 13	0.52	0.53	0.43
Series 14	1.88	1.91	1.52
Series 15	0.42	0.43	0.28
Series 16	0.75	0.76	0.73
Series 17	1.19	1.20	1.15
Series 18	1.19	1.20	1.15
Series 19	0.89	0.91	0.87
Series 20	0.89	0.91	0.87
Series 21	1.24	1.27	1.21
Series 22	1.75	1.77	1.70
Series 24 (d)	1.35	1.36	1.25
Series 26 (e)	1.12	1.14	0.19
Series 28 (f)	1.15	1.03	—
Series 30 (g)	1.20	0.19	—
Series 32 (h)	0.89	—	—
Series 34 (i)	0.32	—	—
Series 36 (j)	—	—	—

(a)	The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.0004.
(b)	The dividends on these shares were paid up until their redemption on April 5, 2012.
(c)	The dividends on these shares were paid up until their redemption on October 1, 2012
(d)	These shares were issued on January 14, 2010. The dividends paid in 2010 were for the period from the date of issue.
(e)	These shares were issued on October 29, 2010. The dividends paid in 2010 were for the period from the date of issue.
(f)	These shares were issued on February 8, 2011. The dividends paid in 2011 were for the period from the date of issue.
(g)	These shares were issued on November 2, 2011. The dividends paid in 2011 were for the period from the date of issue.
(h)	These shares were issued on March 13, 2012. The dividends paid in 2012 were for the period from the date of issue.
(i)	These shares were issued on September 12, 2012. The dividends paid in 2012 were for the period from the date of issue.
(j)	These shares were issued on November 27, 2012. No dividends were paid in 2012.

The Corporation redeemed its 8.30% preferred securities due December 31, 2051 on January 2, 2007; its 8.35% preferred securities due December, 2050 on January 2, 2007; its Class A Preference Shares, Series 3 on November 8, 2005; its Class A Preference Shares, Series 10 on April 5, 2012; and its Class A Preference Shares, Series 11 on October 1, 2012.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the Annual Information Forms of these subsidiaries, which are available on SEDAR at www.sedar.com.

24	Brookfield Asset Management Inc. – 2013 Annual Information Form

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at The Company/Articles & By-laws and are filed on SEDAR at www.sedar.com.

The Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,835,200 Class A Preference Shares, Series 16;

•	the seventeenth series, which consists of 8,000,000 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,200,000 Class A Preference Shares, Series 18;

•	the nineteenth series, which consists of 13,700,000 Class A Preference Shares, Series 19;

•	the twentieth series, which consists of 13,513,510 Class A Preference Shares, Series 20;

•	the twenty-first series, which consists of 6,000,000 Class A Preference Shares, Series 21;

•	the twenty-second series, which consists of 12,000,000 Class A Preference Shares, Series 22;

•	the twenty-third series, which consists of 12,000,000 Class A Preference Shares, Series 23;

•	the twenty-fourth series, which consists of 11,000,000 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 11,000,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 10,000,000 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,890,000 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

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•	the thirtieth series, which consists of 10,000,000 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 12,000,000 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

•	the thirty-fourth series, which consists of 10,000,000 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35; and

•	the thirty-sixth series, which consists of 8,000,000 Class A Preference Shares, Series 36;

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Limited Voting Shares; and

d)	85,120 Class B Limited Voting Shares.

As at March 20, 2013, the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; nil Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,652,394 Class A Preference Shares, Series 8; 6,347,606 Class A Preference Shares, Series 9; nil Class A Preference Shares, Series 10; nil Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; 8,000,000 Class A Preference Shares, Series 17; 8,000,000 Class A Preference Shares, Series 18; 13,700,000 Class A Preference Shares, Series 19; 13,513,510 Class A Preference Shares, Series 20; 6,000,000 Class A Preference Shares, Series 21; 12,000,000 Class A Preference Shares, Series 22; nil Class A Preference Shares, Series 23; 11,000,000 Class A Preference Shares, Series 24; nil Class A Preference Shares, Series 25; 10,000,000 Class A Preference Shares, Series 26; nil Class A Preference Shares, Series 27; 9,400,000 Class A Preference Shares, Series 28; nil Class A Preference Shares, Series 29; 10,000,000 Class A Preference Shares, Series 30; nil Class A Preference Shares, Series 31; 12,000,000 Class A Preference Shares, Series 32; nil Class A Preference Shares, Series 33; 10,000,000 Class A Preference Shares, Series 34; nil Class A Preference Shares, Series 35; 8,000,000 Class A Preference Shares, Series 36; nil Class AA Preference Shares; 625,791,138 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. CIBC Mellon Trust Company maintains registers for the transfer of the Corporation’s public securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada and through BNY Mellon Shareowner Services LLC in Jersey City, New Jersey in the U.S.

MATERIAL CONTRACTS

The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•	The Trust Agreement referred to under “Principal Holders of Voting Shares” in the Corporation’s most recent Management Information Circular (the “Circular”).

A copy of this document has been filed on SEDAR as a material contract and is available at www.sedar.com.

26	Brookfield Asset Management Inc. – 2013 Annual Information Form

INTERESTS OF EXPERTS

Deloitte LLP, the Corporation’s external auditor, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee

The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: Marcel R. Coutu; Youssef A. Nasr; and George S. Taylor, who is the Committee’s chair. The Corporation’s board of directors has determined that all of these directors are independent and financially literate, and that Mr. Coutu, Mr. Nasr and Mr. Taylor each qualify as an “audit committee financial expert”. Mr. Coutu has a Masters Degree in Business Administration and over 15 years’ experience in investment banking and corporate finance. He is currently President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Nasr has over 30 years’ experience in the financial industry. He was the former Chairman and Chief Executive Officer of HSBC Middle East Ltd. and President and Chief Executive Officer of the HSBC group’s business in North and South America. Mr. Taylor is a Certified Management Accountant and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. He has served as an audit committee member and audit committee chairman for a number of public companies and non-profit organizations during his business career.

Additional information on the members of the Audit Committee is contained in the Circular.

Principal Accountant Fees and Services

Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively “Deloitte”), is the principal external auditor of the Corporation and its consolidated reporting issuer subsidiaries (other than Brookfield Renewable). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2012 and 2011:

	2012			2011
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit fees	$ 2.1	$ 20.4	$ 22.5	$ 3.2	$ 25.0	$ 28.2
Audit-related fees	0.5	6.9	7.4	0.3	9.1	9.4
Tax fees	—	0.2	0.2	—	0.2	0.2
All other fees	0.4	2.0	2.4	0.3	0.6	0.9
Total	$ 3.0	$ 29.5	$ 32.5	$ 3.8	$ 34.9	$ 38.7

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

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Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for due diligence related to mergers and acquisitions, translation and advisory support services.

Pre-Approval Policies and Procedures

The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditor, currently Deloitte. This policy requires Audit Committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.

Under the policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation, and such subsidiary’s audit committee makes certain reports to the Corporation’s audit committee.

Subject to the above mentioned policy, the Audit Committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the Audit Committee, aggregate less than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve and (ii) the Audit Committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the Audit Committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Circular.

Additional financial information on the Corporation is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2012, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com.

28	Brookfield Asset Management Inc. – 2013 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

The following sets out trading information for 2012 for the Corporation’s publicly traded securities that were outstanding at any time during 2012, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and NYSE Euronext.

Class A Limited Voting Shares (TSX: BAM.A)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded (a) #
December	36.75	34.32	35.49	14,854,362
November	35.21	32.56	34.05	13,870,296
October	34.97	32.27	33.70	14,907,177
September	35.35	33.47	34.31	18,287,805
August	35.25	33.67	34.59	17,844,017
July	35.00	33.06	33.91	11,397,040
June	33.73	31.42	32.71	16,353,957
May	33.18	30.62	32.32	24,635,989
April	32.71	30.09	31.52	15,520,760
March	32.21	30.53	31.47	20,029,933
February	31.96	30.41	31.34	21,379,745
January	31.36	27.92	29.76	12,248,362

(a)	Volume traded refers to volume traded on TSX only.

Class A Limited Voting Shares (NYSE: BAM)

	Price Per Share
Period 2012	High US$	Low US$	Average US$	Volume Traded (a) #
December	37.17	34.55	35.87	16,262,224
November	35.41	32.40	34.15	15,199,318
October	35.02	32.91	34.05	18,533,373
September	36.49	33.47	35.05	14,881,904
August	35.55	33.42	34.80	18,566,084
July	34.29	32.39	33.42	18,488,798
June	33.14	30.11	31.82	19,330,377
May	33.62	29.98	31.95	26,083,837
April	33.00	29.97	31.74	19,398,141
March	32.50	30.50	31.67	16,644,251
February	32.10	30.47	31.41	13,895,424
January	31.03	27.34	29.40	16,396,021

(a)	Volume traded refers to volume traded on NYSE only.

Brookfield Asset Management Inc. – 2013 Annual Information Form	A-1

Class A Limited Voting Shares (NYSE Euronext: BAMA)

	Price Per Share
Period 2012	High €	Low €	Average €	Volume Traded (a) #
December	27.50	26.11	26.85	10,535
November	26.60	24.90	25.96	15,183
October	26.19	25.60	26.07	19,749
September	27.03	25.80	26.69	12,624
August	28.00	25.36	27.60	22,590
July	27.40	25.36	26.84	16,787
June	25.68	23.20	24.96	19,179
May	25.25	22.80	24.37	16,284
April	24.25	22.79	23.61	12,717
March	24.85	23.10	23.62	9,799
February	23.75	22.11	22.81	6,043
January	23.29	20.62	22.09	16,787

Class A Preference Shares, Series 2 (TSX: BAM.PR.B)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	17.74	17.43	17.59	504,283
November	17.73	17.49	17.62	103,961
October	17.94	17.47	17.70	310,077
September	18.34	17.47	17.72	188,226
August	17.81	16.76	17.19	206,439
July	16.99	16.52	16.74	194,463
June	18.04	16.48	16.83	126,289
May	18.61	17.91	18.19	325,628
April	18.59	17.00	17.82	173,077
March	18.36	17.20	17.71	205,046
February	17.95	17.28	17.73	211,159
January	17.95	15.29	17.25	413,721

A-2	Brookfield Asset Management Inc. – 2013 Annual Information Form

Class A Preference Shares, Series 4 (TSX: BAM.PR.C)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	17.75	17.44	17.55	223,469
November	17.71	17.39	17.58	43,159
October	17.75	17.30	17.59	97,194
September	17.64	17.15	17.37	77,282
August	17.30	16.46	16.77	60,352
July	16.75	16.41	16.52	77,247
June	17.90	16.45	16.74	80,059
May	18.50	17.90	18.13	63,728
April	18.47	17.00	17.81	79,952
March	18.20	17.40	17.66	30,183
February	17.82	17.20	17.61	46,269
January	18.00	15.14	17.12	71,659

Class A Preference Shares, Series 8 (TSX: BAM.PR.E)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	23.45	23.10	23.31	14,144
November	23.45	23.11	23.24	3,450
October	23.60	23.00	23.25	13,261
September	23.50	23.00	23.19	4,545
August	23.91	22.75	23.63	49,540
July	23.91	23.00	23.59	7,050
June	24.44	22.75	23.64	21,752
May	24.49	23.16	23.68	31,679
April	23.69	22.71	23.33	27,374
March	23.40	22.01	22.68	12,672
February	23.40	21.50	22.47	10,930
January	22.45	20.60	21.87	14,175

Brookfield Asset Management Inc. – 2013 Annual Information Form	A-3

Class A Preference Shares, Series 9 (TSX: BAM.PR.G)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	23.75	21.50	22.72	36,948
November	23.25	22.60	23.00	19,969
October	23.99	21.80	22.58	43,543
September	21.60	20.75	21.21	49,065
August	21.75	20.54	21.34	48,266
July	21.50	19.99	20.77	30,903
June	21.68	20.57	21.18	13,280
May	22.00	21.05	21.53	34,375
April	22.10	21.00	21.74	23,839
March	21.40	20.79	21.08	58,695
February	21.48	20.20	20.91	35,250
January	20.50	19.80	20.20	58,110

Class A Preference Shares, Series 10 (TSX: BAM.PR.H) (a)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
April	25.02	24.99	25.01	40,208
March	25.50	24.96	25.13	392,984
February	25.55	25.35	25.47	144,926
January	25.90	25.26	25.46	158,133

Class A Preference Shares, Series 11 (TSX: BAM.PR.I) (b)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
September	25.35	24.96	25.09	124,676
August	25.79	25.28	25.45	290,487
July	25.80	25.43	25.56	19,204
June	25.79	25.25	25.53	20,517
May	25.85	25.45	25.58	19,847
April	25.66	25.20	25.42	24,689
March	25.68	25.15	25.44	20,707
February	25.97	25.51	25.70	74,687
January	25.99	25.50	25.63	13,299

(a)	The Corporation’s Class A Preference Shares, Series 10, were redeemed on April 5, 2012.

(b)	The Corporation’s Class A Preference Shares, Series 11, were redeemed on October 1, 2012.

A-4	Brookfield Asset Management Inc. – 2013 Annual Information Form

Class A Preference Shares, Series 12 (TSX: BAM.PR.J)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	27.20	26.54	26.82	48,191
November	27.28	26.72	27.04	69,261
October	27.20	26.55	26.76	77,378
September	26.90	26.55	26.69	40,062
August	27.01	26.62	26.80	50,414
July	26.90	26.50	26.66	53,392
June	26.84	26.24	26.52	51,880
May	27.05	26.40	26.75	38,081
April	27.25	26.65	26.99	48,592
March	27.69	26.71	27.07	56,491
February	27.53	26.82	27.19	48,581
January	27.54	25.90	26.84	69,454

Class A Preference Shares, Series 13 (TSX: BAM.PR.K)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	17.61	17.31	17.53	332,122
November	17.70	17.37	17.54	51,314
October	17.69	17.30	17.55	107,019
September	17.59	17.06	17.34	90,809
August	17.60	16.50	16.79	65,341
July	16.80	16.43	16.55	107,767
June	18.02	16.44	16.83	145,896
May	19.00	17.95	18.28	180,155
April	18.75	16.95	17.70	63,465
March	18.00	17.01	17.60	46,823
February	17.82	17.10	17.60	51,721
January	17.85	15.36	17.09	63,437

Brookfield Asset Management Inc. – 2013 Annual Information Form	A-5

Class A Preference Shares, Series 14 (TSX: BAM.PR.L)

There were no trades of the Corporation’s Class A Preference Shares, Series 14 during 2012.

Class A Preference Shares, Series 17 (TSX: BAM.PR.M)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	24.88	24.39	24.60	110,009
November	24.65	24.21	24.46	428,535
October	24.66	24.15	24.33	106,104
September	24.74	24.00	24.25	86,473
August	24.50	24.02	24.28	90,793
July	24.51	23.68	24.20	75,614
June	23.95	23.14	23.67	67,450
May	24.44	22.61	23.50	126,602
April	23.59	22.50	23.05	109,476
March	24.49	21.90	23.43	181,915
February	25.00	23.27	24.35	194,816
January	24.70	23.24	24.16	208,144

Class A Preference Shares, Series 18 (TSX: BAM.PR.N)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	24.80	24.43	24.64	102,770
November	24.81	24.30	24.49	80,727
October	24.75	24.13	24.38	103,847
September	24.50	24.00	24.32	87,911
August	24.59	24.00	24.30	92,902
July	24.69	23.74	24.27	98,262
June	24.16	23.18	23.77	81,367
May	24.38	22.64	23.53	115,608
April	23.63	22.31	23.06	92,386
March	24.54	22.15	23.47	144,155
February	25.15	23.27	24.41	242,742
January	24.91	23.20	24.24	298,987

A-6	Brookfield Asset Management Inc. – 2013 Annual Information Form

Class A Preference Shares, Series 21 (TSX: BAM.PR.O)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	25.95	25.32	25.57	16,272
November	26.62	25.84	25.99	38,393
October	25.85	25.27	25.51	44,085
September	25.80	25.15	25.46	53,155
August	25.94	25.58	25.70	19,863
July	25.73	25.31	25.61	62,936
June	26.25	25.60	25.74	37,374
May	26.00	25.72	25.88	27,475
April	26.09	25.75	25.88	44,010
March	26.16	25.59	25.85	43,845
February	26.49	25.90	26.02	45,702
January	26.20	25.21	25.98	142,993

Class A Preference Shares, Series 22 (TSX: BAM.PR.P)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	27.31	26.53	26.97	253,123
November	27.35	26.95	27.23	207,039
October	27.26	26.66	26.93	140,684
September	27.19	26.53	26.87	101,117
August	27.28	26.87	27.13	72,430
July	27.38	26.91	27.14	80,837
June	27.50	26.74	27.14	89,951
May	27.75	26.86	27.45	246,351
April	27.55	27.01	27.25	208,857
March	27.60	26.60	27.10	186,973
February	28.28	27.30	27.66	128,096
January	28.33	27.00	27.48	412,137

Brookfield Asset Management Inc. – 2013 Annual Information Form	A-7

Class A Preference Shares, Series 24 (TSX: BAM.PR.R)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	26.40	26.00	26.24	141,987
November	26.34	26.06	26.21	133,411
October	26.31	25.52	26.05	525,078
September	26.66	25.75	26.24	48,657
August	26.84	26.18	26.41	82,682
July	26.96	25.90	26.31	86,328
June	26.65	25.22	26.22	58,812
May	26.40	25.85	26.11	145,739
April	26.58	26.14	26.29	80,642
March	26.82	25.74	26.19	104,233
February	27.20	26.20	26.66	121,057
January	26.84	25.93	26.42	425,089

Class A Preference Shares, Series 26 (TSX: BAM.PR.T)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	25.74	25.40	25.63	85,092
November	25.70	25.40	25.59	91,020
October	25.55	25.13	25.39	70,558
September	25.66	25.03	25.43	98,429
August	25.83	25.33	25.57	127,635
July	25.79	25.20	25.43	86,897
June	25.76	24.92	25.24	130,172
May	25.76	25.00	25.30	102,037
April	25.65	25.01	25.30	280,109
March	25.90	24.70	25.15	280,559
February	25.90	25.00	25.57	151,822
January	25.95	24.95	25.47	117,074

A-8	Brookfield Asset Management Inc. – 2013 Annual Information Form

Class A Preference Shares, Series 28 (TSX: BAM.PR.X)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	25.28	24.93	25.15	137,905
November	25.30	25.01	25.19	123,929
October	25.30	25.01	25.19	722,371
September	25.56	24.92	25.15	97,964
August	25.62	25.15	25.37	167,152
July	25.45	24.95	25.16	174,994
June	25.30	24.90	25.11	81,327
May	25.36	24.80	25.01	105,437
April	25.33	24.71	25.04	160,127
March	25.44	24.21	25.04	162,498
February	26.40	24.95	25.20	150,130
January	25.49	24.71	25.08	111,440

Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	26.30	25.85	26.16	194,117
November	26.47	25.96	26.25	277,297
October	26.45	25.82	26.16	92,425
September	26.18	25.35	25.81	123,558
August	26.49	25.71	26.11	139,255
July	26.53	25.60	26.18	168,549
June	25.90	25.32	25.67	90,825
May	26.36	25.60	25.94	136,769
April	26.00	25.45	25.75	118,764
March	25.95	25.35	25.63	193,189
February	26.45	25.43	25.99	234,582
January	26.24	25.32	25.82	710,117

Brookfield Asset Management Inc. – 2013 Annual Information Form	A-9

Class A Preference Shares, Series 32 (TSX: BAM.PF.A)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	25.90	25.50	25.76	115,424
November	26.32	25.59	25.83	231,005
October	26.07	25.50	25.73	117,378
September	25.70	25.13	25.49	179,355
August	25.75	25.30	25.59	196,483
July	25.60	25.17	25.42	365,990
June	25.48	24.85	25.20	252,248
May	25.69	25.05	25.38	319,455
April	25.50	25.02	25.32	767,962
Marcha)	25.09	24.80	24.96	1,657,210

(a)	The Corporation’s Class A Preference Shares, Series 32 commenced trading on the TSX on March 13, 2012.

Class A Preference Shares, Series 34 (TSX: BAM.PF.B)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	25.32	24.71	25.15	115,385
November	25.75	24.95	23.33	183,133
October	25.65	25.00	25.34	721,062
September(a)	25.20	24.91	25.07	710,095

(a)	The Corporation’s Class A Preference Shares, Series 34 commenced trading on the TSX on September 12, 2012.

Class A Preference Shares, Series 36 (TSX: BAM.PF.C)

	Price Per Share
Period 2012	High C$	Low C$	Average C$	Volume Traded #
December	24.92	24.57	24.76	448,869
November(a)	24.95	24.46	24.61	758,664

(a)	The Corporation’s Class A Preference Shares, Series 36 commenced trading on the TSX on November 27, 2012.

A-10	Brookfield Asset Management Inc. – 2013 Annual Information Form

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES

TABLE OF CONTENTS

Certain Provisions of the Class A Preference Shares as a Class	B-2
Certain Provisions of the Class A Preference Shares, Series 1 as a Series	B-2
Certain Provisions of the Class A Preference Shares, Series 2 as a Series	B-3
Certain Provisions of the Class A Preference Shares, Series 3 as a Series	B-5
Certain Provisions of the Class A Preference Shares, Series 4 as a Series	B-6
Certain Provisions of the Class A Preference Shares, Series 5 as a Series	B-7
Certain Provisions of the Class A Preference Shares, Series 6 as a Series	B-8
Certain Provisions of the Class A Preference Shares, Series 7 as a Series	B-9
Certain Provisions of the Class A Preference Shares, Series 8 as a Series	B-11
Certain Provisions of the Class A Preference Shares, Series 9 as a Series	B-12
Certain Provisions of the Class A Preference Shares, Series 10 as a Series	B-13
Certain Provisions of the Class A Preference Shares, Series 11 as a Series	B-15
Certain Provisions of the Class A Preference Shares, Series 12 as a Series	B-17
Certain Provisions of the Class A Preference Shares, Series 13 as a Series	B-19
Certain Provisions of the Class A Preference Shares, Series 14 as a Series	B-20
Certain Provisions of the Class A Preference Shares, Series 15 as a Series	B-21
Certain Provisions of the Class A Preference Shares, Series 16 as a Series	B-22
Certain Provisions of the Class A Preference Shares, Series 17 as a Series	B-23
Certain Provisions of the Class A Preference Shares, Series 18 as a Series	B-25
Certain Provisions of the Class A Preference Shares, Series 19 as a Series	B-27
Certain Provisions of the Class A Preference Shares, Series 20 as a Series	B-28
Certain Provisions of the Class A Preference Shares, Series 21 as a Series	B-29
Certain Provisions of the Class A Preference Shares, Series 22 as a Series	B-31
Certain Provisions of the Class A Preference Shares, Series 23 as a Series	B-33
Certain Provisions of the Class A Preference Shares, Series 24 as a Series	B-34
Certain Provisions of the Class A Preference Shares, Series 25 as a Series	B-35
Certain Provisions of the Class A Preference Shares, Series 26 as a Series	B-37
Certain Provisions of the Class A Preference Shares, Series 27 as a Series	B-38
Certain Provisions of the Class A Preference Shares, Series 28 as a Series	B-40
Certain Provisions of the Class A Preference Shares, Series 29 as a Series	B-41
Certain Provisions of the Class A Preference Shares, Series 30 as a Series	B-42
Certain Provisions of the Class A Preference Shares, Series 31 as a Series	B-44
Certain Provisions of the Class A Preference Shares, Series 32 as a Series	B-45
Certain Provisions of the Class A Preference Shares, Series 33 as a Series	B-47
Certain Provisions of the Class A Preference Shares, Series 34 as a Series	B-48
Certain Provisions of the Class A Preference Shares, Series 35 as a Series	B-49
Certain Provisions of the Class A Preference Shares, Series 36 as a Series	B-51
Certain Provisions of the Class AA Preference Shares as a Class	B-52
Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares	B-53
Other Provisions Regarding the Share Capital of the Corporation	B-53

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-1

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES AS A CLASS

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 1 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Conversion

The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.

B-2	Brookfield Asset Management Inc. – 2013 Annual Information Form

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 2 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-3

Redemption

Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.

B-4	Brookfield Asset Management Inc. – 2013 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 3 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.

Redemption

Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Class A Preference Shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-5

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 4 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

B-6	Brookfield Asset Management Inc. – 2013 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 5 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-7

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 6 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preference Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-8	Brookfield Asset Management Inc. – 2013 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:

(a)

declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 7 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preference Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-9

Right to Exchange

The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)

a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:

(a)

declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;

unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

B-10	Brookfield Asset Management Inc. – 2013 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 8 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 8 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001 (the “Fixed Rate Period”), as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter so long as any of the Class A Preference Shares, Series 8 shall be outstanding (the “Floating Rate Period”) are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelfth of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.

Redemption

The Class A Preference Shares, Series 8 are not redeemable by the Corporation prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter (each, a “Conversion Date”), to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.

Voting

At any time that during the Fixed Rate Period eight quarterly dividends, or during the Floating Rate Period 24 monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-11

(d)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 9 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-12	Brookfield Asset Management Inc. – 2013 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)

except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;

unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 10 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of C$25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-13

Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

B-14	Brookfield Asset Management Inc. – 2013 Annual Information Form

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 11 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-15

in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)

issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

B-16	Brookfield Asset Management Inc. – 2013 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 12 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-17

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)

issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

B-18	Brookfield Asset Management Inc. – 2013 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 13 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-19

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 14 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed fro retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.

Voting

At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

B-20	Brookfield Asset Management Inc. – 2013 Annual Information Form

(c)

except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)

pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 15 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.

Redemption

Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-21

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:

(a)

pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;

unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 16 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.

Redemption

Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.

B-22	Brookfield Asset Management Inc. – 2013 Annual Information Form

Voting

At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class

A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share, Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of  1/2 of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)

except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 16;

unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 17 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 17 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of December, March, June and September of each year.

Redemption

The Class A Preference Shares, Series 17 may not be redeemed by the Corporation prior to December 31, 2011. On and after December 31, 2011, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 17, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before December 31, 2012, C$25.75 per share if redeemed on or after December 31, 2012 but before December 31, 2013, at C$25.50 per share if redeemed on or after December 31, 2013, but before December 31, 2014, at C$25.25 per share if redeemed on or after December 31, 2014, but before December 31, 2015 and at C$25.00 per share if redeemed on or after December 31, 2015, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-23

If less than all of the outstanding Class A Preference Shares, Series 17 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 17 the right, at their option, to convert such shares into a further series of preference shares designated by the Corporation.

The Class A Preference Shares, Series 17 are not convertible by the Corporation prior to December 31, 2011. On and after December 31, 2011 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 17 into Class A Limited Voting Shares of the Corporation. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 17 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends up to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 17 but in lieu thereof the Corporation will make cash payments.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares’’ below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 17 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 17 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 17. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 17 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 17 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 17:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 17) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 17;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 17, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 17;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 17; or

(d)

issue any additional Class A Preference Shares, Series 17 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 17;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 17 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 17 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 17 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 17 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the

B-24	Brookfield Asset Management Inc. – 2013 Annual Information Form

votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 17 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 17 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 17 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 17 held.

Voting Rights

The holders of the Class A Preference Shares, Series 17 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 17 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 17, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 17 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 17 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 17 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 17 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 17 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 18 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 18 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$0.296875 per share per quarter, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 18 may not be redeemed by the Corporation prior to June 30, 2012. On and after June 30, 2012, the Corporation may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Class A Preference Shares, Series 18, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before June 30, 2013, at C$25.75 per share if redeemed on or after June 30, 2013 but before June 30, 2014, at C$25.50 per share if redeemed on or after June 30, 2014 but before June 30, 2015, at C$25.25 per share if redeemed on or after June 30, 2015 but before June 30, 2016 and at C$25.00 per share if redeemed on or after June 30, 2016, in each case, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

If less than all of the outstanding Class A Preference Shares, Series 18 are at any time to be redeemed, the shares will be redeemed on a pro rata basis.

Conversion

The Corporation may at any time give the holders of Class A Preference Shares, Series 18 the right, at their option, to convert such shares into a further series of preference shares designated by the Corporation.

The Class A Preference Shares, Series 18 will not be convertible by the Corporation prior to June 30, 2012. On and after June 30, 2012 and subject to approval of the TSX, the Corporation may, at its option, upon not less than 30 days and not more than 60 days prior notice, convert, in whole at any time or in part from time to time, the outstanding Class A Preference Shares, Series 18 into Class A Limited Voting Shares. The number of Class A Limited Voting Shares into which each Class A Preference Share, Series 18 may be so converted will be determined by dividing the then applicable redemption price together with all accrued and unpaid dividends up to but excluding the date of conversion, by the greater of C$2.00 and 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 18 but in lieu thereof the Corporation will make cash payments.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-25

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 18 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 18 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 18. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 18 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 18 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 18:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 18) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 18;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 18, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 18;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 18; or

(d)

issue any additional Class A Preference Shares, Series 18 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 18;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 18 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 18 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 18 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 18 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 18 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 18 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 18 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 18 held.

Voting Rights

The holders of the Class A Preference Shares, Series 18 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 18 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 18, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 18 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another

B-26	Brookfield Asset Management Inc. – 2013 Annual Information Form

specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 18 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 18 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Share, Series 18 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 18 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 19 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 19 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 19 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporation Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 19 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 19 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 19 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 19 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 19 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 19 tendered at the price at which more Class A Preference Shares, Series 19 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 19 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 19 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 19. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 19 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 19 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 19 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 19 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 19 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 19 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 19 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 19 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 19 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 19 then represented would form the quorum. At any meeting of holders of Class A Preference Shares, Series 19, each holder of Class A Preference Shares, Series 19 is entitled to vote and will have one vote in respect of each Class A Preference Share, Series 19 held.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-27

Voting Rights

Each holder of Class A Preference Shares, Series 19 is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per Class A Preference Share, Series 19 held.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 20 AS A SERIES

Dividends

The holders of the Class A Preference Shares, Series 20 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 9% per annum applied to the price of C$10.00 per share.

Redemption

Each of the Class A Preference Shares, Series 20 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$10.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days prior to the date fixed for redemption.

Purchase for Cancellation

Subject to the Business Corporations Act (Ontario) and the articles of the Corporation, the Corporation may at any time purchase for cancellation all or any Class A Preference Shares, Series 20 by invitation for tenders or in any other manner at the lowest price or prices at which, in the opinion of the board of directors of the Corporation, such shares are obtainable, but not exceeding C$10.00 per share plus accrued and unpaid dividends up to but excluding the date fixed for purchase together with the costs of purchase. If, in response to an invitation for tenders, more Class A Preference Shares, Series 20 are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Class A Preference Shares, Series 20 to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of Class A Preference Shares, Series 20 tendered by each holder who submits a tender to the Corporation, provided that when Class A Preference Shares, Series 20 are tendered at different prices, the pro rating shall be effected with reference to the Class A Preference Shares, Series 20 tendered at the price at which more Class A Preference Shares, Series 20 were tendered than the Corporation is prepared to purchase only after the Corporation has purchased all Class A Preference Shares, Series 20 which were tendered at lower prices.

Rights on Liquidation

In the event of a Distribution of Assets (as defined in the share conditions) of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 20 will be entitled to receive C$10.00 per share held by them, plus any accrued and unpaid dividends up to but excluding the date of payment or distribution, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 20. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 20 will not be entitled to share in any further distribution of the property or assets of the Corporation upon a Distribution of Assets.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the Class A Preference Shares, Series 20 redeem or call for redemption and/or purchase and/or make any capital distribution in respect of any shares ranking junior to the Class A Preference Shares, Series 20 in respect of a Distribution of Assets except entirely through the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets or through the use of proceeds from the issuance of shares ranking junior to the Class A Preference Shares, Series 20 with respect to a Distribution of Assets.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 20 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 20 may be given by resolution signed by all the holders of outstanding Class A Preference Shares, Series 20 or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Class A Preference Shares, Series 20 who voted in respect of that resolution at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 20 are represented or, if no quorum is present at such meeting, at any adjourned meeting at which the holders of Class A Preference Shares, Series 20 then represented would form the quorum. At any meeting of holders of Class A Preference Shares, Series 20, each holder of Class A Preference Shares, Series 20 is entitled to vote and will have one vote in respect of each Class A Preference Share, Series 20 held.

B-28	Brookfield Asset Management Inc. – 2013 Annual Information Form

Voting Rights

Except as required by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 20 as a series, the holders of Class A Preference Shares, Series 20 shall not be entitled of, to attend or to vote at any meeting of the shareholders of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 21 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 21 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, at a rate of C$1.2500 per share per annum, to accrue from the date of original issue, payable quarterly on the last day of March, June, September and December of each year.

Redemption

The Class A Preference Shares, Series 21 may not be redeemed by the Corporation before June 30, 2013. On or after this date, but subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 21, by the payment of an amount in cash for each such share so redeemed of C$25.00 per Class A Preference Share, Series 21 together with, all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Notice of any redemption will be given by the Corporation not less than 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding the Class A Preference Shares, Series 21 are at any time to be redeemed, the shares will be redeemed on a pro-rata basis.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 21 are not convertible at the option of the Corporation prior to June 30, 2013. On or after this date, the Corporation may, subject to applicable law and other regulatory approvals, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 21 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 21) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of such Class A Limited Voting Shares on the TSX for the period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion or, if that fourth day is not a trading day, on the trading day immediately preceding such fourth day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 21, but in lieu thereof the Corporation will make cash payments.

Notice of any conversion will be given by the Corporation not less than 30 days and not more than 60 days prior to the date fixed for conversion. If less than all the outstanding Class A Preference Shares, Series 21 are at any time to be converted, the shares to be converted will be selected on a pro-rata basis.

Upon exercise by the Corporation of its right to convert Class A Preference Shares, Series 21 into Class A Limited Voting Shares, the Corporation reserves the right not to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after June 30, 2013, each Class A Preference Share, Series 21 will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 21) by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 21, but in lieu thereof the Corporation will make cash payments.

Upon exercise of the conversion privilege by the holder of Class A Preference Shares, Series 21, the Corporation reserves the right not to issue Class A Limited Voting Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require compliance by the Corporation with the securities or other laws of such jurisdiction.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-29

The Corporation, subject to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 21 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 21 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 21 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 21 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 21 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

If the Corporation elects to redeem or arrange for the purchase of any Class A Preference Shares, Series 21 that are the subject of a conversion notice (“Subject Shares”), the Corporation shall, at least 20 days prior to the conversion date, give notice to all holders who have given a conversion notice to the Corporation, stating:

(a)	the number of Subject Shares to be redeemed for cash by the Corporation;

(b)	the number of Subject Shares to be sold to another purchaser; and

(c)	the number of Subject Shares to be converted into Class A Limited Voting Shares;

such that all of the Subject Shares will be redeemed, purchased or converted on or before the first business day after the date fixed for conversion and that the proportion of the Subject Shares which are either redeemed, purchased or converted on that conversion date shall, to the extent practicable, be the same for each holder delivering a conversion date.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase for cancellation the whole or any part of the Class A Preference Shares, Series 21 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 21 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 21. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 21 will not be entitled to share in any further distribution of the assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 21 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 21:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 21) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 21;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 21, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 21;

(c)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 21; or

(d)

issue any additional Class A Preference Shares, Series 21 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 21;

B-30	Brookfield Asset Management Inc. – 2013 Annual Information Form

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 21 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 21 with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 21 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 21 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 21 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 21 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 21 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 21 held.

Voting Rights

The holders of the Class A Preference Shares, Series 21 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 21 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 21, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 21 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Share, Series 21 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 21 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). Upon payment of the entire amount of all Class A Preference Shares, Series 21 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 21 shall forthwith cease.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 22 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 22 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year (except June 30, 2009) at an annual rate of C$1.75 per share until September 30, 2014. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the Government of Canada yield on the 30th day prior to the first day of such subsequent fixed rate period plus 4.45%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 22 may not be redeemed by the Corporation before September 30, 2014. On September 30, 2014 and on September 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 22 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 22 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-31

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 22 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 22 held by them for Cumulative Class A Preference Shares, Series 23 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 22 for Class A Preference Shares, Series 23 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 22 automatically convert into Class A Preference Shares, Series 23, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 22 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 22 are paid, the holders of Class A Preference Shares, Series 22 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 22 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 22 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 22 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 22:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 22) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 22;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 22, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 22;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 22 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 22;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 22 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 22 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 22 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 22 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 22 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 22 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 22 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 22 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 22. Upon such payment, the holders of the Class A Preference Shares, Series 22 will not be entitled to share in any future distribution of assets of the Corporation.

B-32	Brookfield Asset Management Inc. – 2013 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 23 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 23 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 4.45% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 23 may not be redeemed by the Corporation before September 30, 2014. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 23 by the payment of (i) C$25.00 per share in the case of redemptions on September 30, 2019 and on September 30 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion Date after September 30, 2014, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 23 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 23 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 23 held by them for Class A Preference Shares, Series 22 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 23 for Class A Preference Shares, Series 22 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 23 automatically convert into Class A Preference Shares, Series 22, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 23 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 23 are paid, the holders of Class A Preference Shares, Series 23 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 23 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 23 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 23 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 23:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 23) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 23;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 23, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 23;

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 23 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 23;

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-33

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 23 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 23 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 23 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 23 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 23 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 23 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 23 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 23 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 23. Upon such payment, the holders of the Class A Preference Shares, Series 23 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 24 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 24 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.35 per share until June 30, 2016. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the Government of Canada yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.30%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 24 may not be redeemed by the Corporation before June 30, 2016. On June 30, 2016 and on June 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 24 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 24 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 24 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 24 held by them for Class A Preference Shares, Series 25 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 24 for Class A Preference Shares, Series 25 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 24 automatically convert into Class A Preference Shares, Series 25, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 24 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 24 are paid, the holders of Class A Preference Shares, Series 24 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 24 held, provided that in respect of the election of directors, the holders of

B-34	Brookfield Asset Management Inc. – 2013 Annual Information Form

Class A Preference Shares, Series 24 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 24 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 24:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the company ranking junior to the Class A Preference Shares, Series 24) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 24;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 24, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 24;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 24 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 24;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 24 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 24 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 24 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 24 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 24 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 24 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 24 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 24 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 24. Upon such payment, the holders of the Class A Preference Share, Series 24 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 25 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 25 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 2.30% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 25 may not be redeemed by the Corporation before June 30, 2016. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 25 by the payment of (i) C$25.00 per share in the case of redemptions on June 30, 2021 and on June 30 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion Date after June 30, 2016, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-35

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 25 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 25 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 25 held by them for Class A Preference Shares, Series 24 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 25 for Class A Preference Shares, Series 24 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 25 automatically convert into Class A Preference Shares, Series 24, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 25 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 25 are paid, the holders of Class A Preference Shares, Series 25 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 25 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 25 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 25 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 25:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 25) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 25;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 25, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 25;

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 25 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 25;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 25 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 25 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 25 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 25 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 25 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 25 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 25 held.

B-36	Brookfield Asset Management Inc. – 2013 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 25 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 25. Upon such payment, the holders of the Class A Preference Shares, Series 25 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 26 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 26 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.125 per share until March 31, 2017. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the Government of Canada yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.31%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 26 may not be redeemed by the Corporation before March 31, 2017. On March 31, 2017 and on March 31 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 26 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 26 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 26 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 26 held by them for Class A Preference Shares, Series 27 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 26 for Class A Preference Shares, Series 27 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 26 automatically convert into Class A Preference Shares, Series 27, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 26 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 26 are paid, the holders of Class A Preference Shares, Series 26 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 26 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 26 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 26 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 26:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 26) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 26;

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-37

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 26, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 26;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 26 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 26;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 26 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 26 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 26 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 26 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 26 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 26 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 26 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 26 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 26. Upon such payment, the holders of the Class A Preference Share, Series 26 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 27 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 27 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 2.31% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 27 may not be redeemed by the Corporation before March 31, 2017. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 27 by the payment of (i) C$25.00 per share in the case of redemptions on March 31, 2022 and on March 31 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion Date after March 31, 2017, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 27 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 27 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 27 held by them for Class A Preference Shares, Series 26 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 27 for Class A Preference

B-38	Brookfield Asset Management Inc. – 2013 Annual Information Form

Shares, Series 26 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 27 automatically convert into Class A Preference Shares, Series 26, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 27 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 27 are paid, the holders of Class A Preference Shares, Series 27 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 27 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 27 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 27 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 27:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 27) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 27;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 27, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 27;

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 27 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 27;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 27 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 27 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 27 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 27 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 27 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 27 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 27 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 27 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 27. Upon such payment, the holders of the Class A Preference Shares, Series 27 will not be entitled to share in any future distribution of assets of the Corporation.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-39

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 28 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 28 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.150 per share until June 30, 2017. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the 5-year Government of Canada bond yield on the 30th day prior to the first day of such subsequent fixed rate period plus 1.80%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 28 may not be redeemed by the Corporation before June 30, 2017. On June 30, 2017 and on June 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 28 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 28 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 28 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 28 held by them for Class A Preference Shares, Series 29 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 28 for Class A Preference Shares, Series 29 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 28 automatically convert into Class A Preference Shares, Series 29, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 28 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 28 are paid, the holders of Class A Preference Shares, Series 28 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 28 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 28 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 28 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 28:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 28) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 28;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 28, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 28;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 28 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 28;

B-40	Brookfield Asset Management Inc. – 2013 Annual Information Form

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 28 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 28 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 28 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 28 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 28 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 28 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 28 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 28 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 28. Upon such payment, the holders of the Class A Preference Share, Series 28 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 29 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 29 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 1.80% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 29 may not be redeemed by the Corporation before June 30, 2017. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 29 by the payment of (i) C$25.00 per share in the case of redemptions on June 30, 2022 and on June 30 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion date after June 30, 2017, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 29 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 29 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 29 held by them for Class A Preference Shares, Series 28 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 29 for Class A Preference Shares, Series 28 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 29 automatically convert into Class A Preference Shares, Series 28, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 29 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 29 are paid, the holders of Class A Preference Shares, Series 29 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 29 held, provided that in respect of the election of directors, the holders of

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-41

Class A Preference Shares, Series 29 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 29 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 29:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 29) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 29;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 29, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 29;

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 29 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 29;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 29 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 29 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 29 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 29 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 29 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 29 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 29 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 29 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 29. Upon such payment, the holders of the Class A Preference Shares, Series 29 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 30 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 30 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in each year at an annual rate of C$1.20 per share until December 31, 2017. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the 5-year Government of Canada bond yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.96%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

B-42	Brookfield Asset Management Inc. – 2013 Annual Information Form

Redemption

The Class A Preference Shares, Series 30 may not be redeemed by the Corporation before December 31, 2017. On December 31, 2017 and on December 31 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 30 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 30 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 30 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 30 held by them for Class A Preference Shares, Series 31 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 30 for Class A Preference Shares, Series 31 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 30 may automatically convert into Class A Preference Shares, Series 31, after December 31, 2017, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 30 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 30 are paid, the holders of Class A Preference Shares, Series 30 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 30 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 30 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 30 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 30:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 30) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 30;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 30, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 30;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 30 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 30;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 30 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 30 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 30 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 30 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 30 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 30 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 30 held.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-43

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 30 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 30. Upon such payment, the holders of the Class A Preference Share, Series 30 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 31 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 31 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last business day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 2.96% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 31 may not be redeemed by the Corporation before December 31, 2017. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 31 by the payment of (i) C$25.00 per share in the case of redemptions on December 31, 2022 and on December 31 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion date after December 31, 2017, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 31 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 31 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 31 held by them for Class A Preference Shares, Series 30 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 31 for Class A Preference Shares, Series 30 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 31 automatically convert into Class A Preference Shares, Series 30, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 31 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 31 are paid, the holders of Class A Preference Shares, Series 31 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 31 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 31 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 31 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

B-44	Brookfield Asset Management Inc. – 2013 Annual Information Form

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 31:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 31) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 31;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 31, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 31;

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 31 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 31;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 31 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 31 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 31 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of a majority of the outstanding Class A Preference Shares, Series 31 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 31 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 31 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 31 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 31 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 31. Upon such payment, the holders of the Class A Preference Shares, Series 31 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 32 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 32 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last day of March, June, September and December in each year at an annual rate of C$1.13 per share until September 30, 2018. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the 5-year Government of Canada bond yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.90%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 32 may not be redeemed by the Corporation before September 30, 2018. On September 30, 2018 and on September 30 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 32 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-45

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 32 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 32 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 32 held by them for Class A Preference Shares, Series 33 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 32 for Class A Preference Shares, Series 33 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 32 may automatically convert into Class A Preference Shares, Series 33, after September 30, 2018, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 32 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 32 are paid, the holders of Class A Preference Shares, Series 32 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 32 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 32 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 32 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 32:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 32) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 32;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 32, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 32;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 32 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 32;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 32 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 32 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 32 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Class A Preference Shares, Series 32 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 32 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 32 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 32 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 32 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 32. Upon such payment, the holders of the Class A Preference Share, Series 32 will not be entitled to share in any future distribution of assets of the Corporation.

B-46	Brookfield Asset Management Inc. – 2013 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 33 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 33 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 2.90% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 33 may not be redeemed by the Corporation before September 30, 2018. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 33 by the payment of (i) C$25.00 per share in the case of redemptions on September 30, 2023 and on September 30 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion date after September 30, 2018, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 33 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 33 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 33 held by them for Class A Preference Shares, Series 32 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 33 for Class A Preference Shares, Series 32 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 33 automatically convert into Class A Preference Shares, Series 32, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 33 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 33 are paid, the holders of Class A Preference Shares, Series 33 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 33 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 33 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 33 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 33:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 33) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 33;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 33, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 33;

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-47

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 33 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 33;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 33 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 33 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 33 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Class A Preference Shares, Series 33 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 33 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 33 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 33 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 33 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 33. Upon such payment, the holders of the Class A Preference Shares, Series 33 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 34 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 34 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last day of March, June, September and December in each year at an annual rate of C$1.05 per share until March 31, 2019. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be equal to the sum of the 5-year Government of Canada bond yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.63%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Redemption

The Class A Preference Shares, Series 34 may not be redeemed by the Corporation before March 31, 2019. On March 31, 2019 and on March 31 every five years thereafter (each, a “Conversion Date”), the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 34 by the payment of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 34 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 34 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 34 held by them for Class A Preference Shares, Series 35 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 34 for Class A Preference Shares, Series 35 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 34 may automatically convert into Class A Preference Shares, Series 35, after March 31, 2019, on a one-for-one basis.

B-48	Brookfield Asset Management Inc. – 2013 Annual Information Form

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 34 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 34 are paid, the holders of Class A Preference Shares, Series 34 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 34 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 34 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 34 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 34:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 34) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 34;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 34, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 34;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 34 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 34;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 34 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 34 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 34 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Class A Preference Shares, Series 34 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 34 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 34 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 34 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 34 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 34. Upon such payment, the holders of the Class A Preference Share, Series 34 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 35 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 35 are entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last day of March, June, September and December in an amount per share equal to the sum of the three-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 2.63% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-49

Redemption

The Class A Preference Shares, Series 35 may not be redeemed by the Corporation before March 31, 2019. On or after that date, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 35 by the payment of (i) C$25.00 per share in the case of redemptions on March 31, 2024 and on March 31 every five years thereafter (each, a “Conversion Date”) or (ii) C$25.50 per share in the case of redemptions on any date which is not a Conversion date after March 31, 2019, in each case together with all accrued and unpaid dividends thereon up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 35 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 35 have the right on any Conversion Date to convert any or all of the Class A Preference Shares, Series 35 held by them for Class A Preference Shares, Series 34 of the Corporation, on a one-for-one basis. Such a conversion of Class A Preference Shares, Series 35 for Class A Preference Shares, Series 34 must be initiated not less than 15 days and not more than 30 days prior to a Conversion Date. Under certain circumstances, the Class A Preference Shares, Series 35 automatically convert into Class A Preference Shares, Series 34, on a one-for-one basis.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 35 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 35 are paid, the holders of Class A Preference Shares, Series 35 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 35 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 35 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 35 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 35:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 35) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 35;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 35, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 35;

(c)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Class A Preference Shares, Series 35 then outstanding; or

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 35;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 35 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 35 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 35 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Class A Preference Shares, Series 35 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 35 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 35 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 35 held.

B-50	Brookfield Asset Management Inc. – 2013 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 35 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 35. Upon such payment, the holders of the Class A Preference Shares, Series 35 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES, SERIES 36 AS A SERIES

Dividends

The holders of Class A Preference Shares, Series 36 are entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation payable quarterly on the last day of March, June, September and December in each year at an annual rate of C$1.2125 per share.

Redemption

The Class A Preference Shares, Series 36 may not be redeemed by the Corporation before March 31, 2018. On or after March 31, 2018, the Corporation may, subject to applicable law, at its option without the consent of the holders, redeem all or any part of the then outstanding Class A Preference Shares, Series 36 by the payment of C$26.00 per share if redeemed before March 31, 2019, C$25.75 per share if redeemed on or after March 31, 2019 but before March 31, 2020, C$25.50 per share if redeemed on or after March 31, 2020 but before March 31, 2021, C$25.25 if redeemed on or after March 31, 2021 but before March 31, 2022, and C$25.00 per share if redeemed on or after March 31, 2022, together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld). Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 36 in the open market or by private agreement or otherwise, at the lowest price obtainable in the opinion of the board of directors of the Corporation.

Voting Rights

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 36 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 36 are paid, the holders of Class A Preference Shares, Series 36 shall be entitled to receive notice of and to attend each meeting of shareholders and to one vote in respect of each Class A Preference Share, Series 36 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 36 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 36 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 36:

(a)

declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 36) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 36;

(b)

except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 36, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 36;

(c)	redeem, purchase or otherwise retire less than all of the Class A Preference Shares, Series 36 then outstanding; or

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-51

(d)

except pursuant to any retraction privilege, sinking fund, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 36;

unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 36 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares, Series 36 as a series and any other approval to be given by the holders of the Class A Preference Shares, Series 36 may be given by a resolution carried by an affirmative vote of at least 66 2/3% of the votes cast at a meeting at which the holders of at least 25% of the outstanding Class A Preference Shares, Series 36 are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preference Shares, Series 36 then present would form the necessary quorum. At any meeting of holders of Class A Preference Shares, Series 36 as a series, each such holder shall be entitled to one vote in respect of each Class A Preference Share, Series 36 held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Share, Series 36 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld) before any amount can be paid to the holders of shares ranking junior to the Class A Preference Share, Series 36. Upon such payment, the holders of the Class A Preference Share, Series 36 will not be entitled to share in any future distribution of assets of the Corporation.

CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES AS A CLASS

The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.

Series

The Class AA Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.

B-52	Brookfield Asset Management Inc. – 2013 Annual Information Form

CERTAIN PROVISIONS OF THE CLASS A LIMITED VOTING SHARES AND THE CLASS B LIMITED VOTING SHARES

The following is a summary of certain provisions attaching to or affecting the Class A Limited Voting Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Corporation of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.

OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brookfield Asset Management Inc. – 2013 Annual Information Form	B-53

APPENDIX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Corporation (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

(a)

oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the Corporation’s internal audit function and auditor to report directly to the Committee;

(c)

review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws with the rotation of certain members of the audit engagement team;

Brookfield Asset Management Inc. – 2013 Annual Information Form	C-1

(i)	review and evaluate the lead partner of the auditor;

(j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(k)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)

any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(l)

pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

(m)	resolve any disagreements between management and the auditor regarding financial reporting;

(n)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements; and

(v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(o)

discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

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(p)

review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

(q)

review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(r)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(s)

review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(t)

meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(u)

review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

(v)

review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures and review process;

(w)	review periodically, the status of taxation matters of the Corporation;

(x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

(y)	review periodically the Corporation’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud;

(z)

refer systemic risks, risks of fraud and other risk-related matters, as determined appropriate by the Committee, to the Risk Management Committee of the Corporation, including those identified by the Corporation’s internal auditor; and

(aa)	consider other matters of a financial nature as directed by the Board.

Limitation of Audit Committee Role

The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that management in the Corporation’s finance & treasury group and the internal and independent audit teams have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.

REPORTING

The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

Brookfield Asset Management Inc. – 2013 Annual Information Form	C-3

(c)	the performance of the internal audit function department;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)

its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

COMPLAINTS PROCEDURE

The Committee will establish and periodically review a procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

C-4	Brookfield Asset Management Inc. – 2013 Annual Information Form

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“affiliate” of any person means any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of generally accepted accounting principles and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions;

acquired through any one or more of the following:

(f)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(g)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(h)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(i)	other relevant experience.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)

is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than Cdn$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was a partner of, affiliated with or employed by, or whose immediate family member is or was a partner of or employed in a professional capacity by, a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation, partnership or employment relationship with the auditor;

(d)

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

Brookfield Asset Management Inc. – 2013 Annual Information Form	C-5

(e)

is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Additionally, an Independent Director for the purpose of the Committee specifically may not:

(a)

accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

For the purposes of the definition of Independent Director, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

In to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on February 14, 2013.

C-6	Brookfield Asset Management Inc. – 2013 Annual Information Form

Brookfield Asset Management Inc.
CORPORATE OFFICES	REGIONAL OFFICES
New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Lippo Centre, Tower One	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Müller 116, 21° andar,	Suite 1201, Trident Nariman Point
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Mumbai 400021, India
181 Bay Street, Box 762	United Kingdom	22290 - 160	T 91 (22) 6630 6003
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250	F 91 (22) 6630 6011
T 416.363.9491	F 44 (0) 20.7659.3501	T 55(21) 3527.7800
F 416.365.9642		F 55(21) 3527.7799

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